FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of August 2007

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          ]

NBG Group Results

2007 H1

Athens, 30 August 2007

Net profit up 61% to €878 million

(€ millions)	H1.07	H1.06%

Net profit	878	546	+61%
Net profit from domestic activities (excluding profit from sale of AGET)	490	364	+35%
Net profit of Finansbank	244	—	—
Core profit: SE Europe	76	61	+25%

Return on equity	25.4%	*30.1%	-470 bps
Cost / income	48.3%	50.8%	-250bps
Net interest margin	4.20%	3.38%	+82 bps
Net interest income	1 443	887	+63%
NPL ratio	3.7%	4.6%	-90 bps

* before the €3bn share capital increase

Total assets	82 332	61 232	+34%
Total loans	49 277	32 823	+50%
Total deposits	55 357	45 665	+21%
Loans / deposits	89%	72%	+1700bps

Our Q2 performance confirms our expectations for dynamic growth in the Group’s business in Greece and, above all, the wider region of SE Europe and Turkey. Despite the recent turbulence in the global markets, growth continues unabated in Greece and the neighbouring region.

Within this economic environment the Group continues to implement its 3-year business plan, recording outstanding performance on all fronts. The results for the first half of 2007 constitute the best ever for the Group and approach, in absolute terms, the profit for the whole of the previous year.

Almost 40% of the Group’s core profit in H1 2007 derives from the Group’s SE Europe and Turkish operations, where growth in business and profitability has been the highest, thus vindicating our strategy to broaden and diversify the Group’s sources of income.

Finansbank played a key role in generating these results, contributing €244 million or 31% of our total profitability in the first half of the year. Indeed, Finansbank’s profits to date — just one year after the acquisition — already represent 11% of the Group’s outlay for the acquisition. This figure is even more impressive when we remember, first, that the Turkish banking market is still in the early stages of development and, second, the dynamism that Finansbank will acquire with the expansion of its branch network, which by the end of the year will have practically doubled since the signing of the agreement.

These positive business developments are unfortunately clouded by the tragic loss of human life, the destruction of property, and the grave impact on the environment and the social structure in the regions afflicted by the recent wildfires in Greece. NBG will follow the reconstruction programme closely and is committed to supporting every effort to heal the wounds left by this terrible disaster.

Athens, August 2007
Takis Arapoglou
Chairman and CEO

Group overview

Group net profit rose to a record €878 million in H1 2007, up 61% y-o-y. This remarkable improvement in profit reflects the rapid growth in the Group’s banking business both in Greece and the markets of Turkey and Southeast Europe. Specifically:

•                  Net profit from domestic business increased by 35% y-o-y, excluding profits from the sale of the Bank’s shareholding in AGET Herakles.

•                  The contribution of Finansbank to Group net profit in H1 2007 amounted to €244 million, or 31% of total Group profitability.

•                  Group subsidiaries operating in SE Europe posted a 29% growth in core profit, which totalled €76 million.

Return on equity (excluding profits from the sale of the Bank’s shareholding in AGET Herakles) stood at 25% in H1 2007. In Q2 2007 ROE is already close to the levels posted by the Group prior to the €3 billion increase in share capital carried out in June 2006. Similarly, the cost/income ratio has declined to below 50% (48% excluding profits from the sale of the Bank’s shareholding in AGET Herakles, compared with 51% in H1 2006), despite the investments carried out in the context of expansion in the markets of SE Europe and Turkey.

Group interest income stood at €1443 million in H1 2007 while net interest margin in Q2 2007 attained another record high (4.22% compared with 4.19% the previous quarter). Finansbank was the key contributor to this performance, as its interest margin remained at 7%. The Group’s SE European subsidiaries also posted substantial growth in interest margin, reaching 5% in Q2 2007.

The substantial increase in Group interest income reflects ongoing expansion in the loan and deposit books in Greece and abroad. Total Group lending at the end of H1 2007 amounted to €49.3 billion, up 26% y-o-y on a comparable basis (i.e. including Finansbank in H1 2006).  Similarly, deposits stood at €55.4 billion, up 10%, on a comparable basis. The favorable loans-to-deposits ratio, which is one of the lowest internationally (89%), constitutes a strong source of funding for future Group expansion as well as a competitive advantage, particularly given the current situation in global money and capital markets.

Alongside the lending growth presented by the Group in H1 2007, there was also a substantial improvement in the quality of the loan book. Although Group units operating in emerging markets posted an increase in their contribution, the ratio of NPLs to total lending declined yet further to 3.7% (4.0% in Q1 2007) while the provision coverage ratio stood at 84%.

Greece: Dynamic expansion in retail banking – Impressive upturn in business lending

Retail business in Greece continued to grow at a brisk pace. Total retail lending in H1 2007 amounted to €23.2 billion, up 20% y-o-y. Specifically:

2

Results of domestic operations

(€ millions)	H1.07	H1.06	±%
Interest income	944	780	+21%
Commissions	205	203	+1%
Insurance	50	58	-13%
Core income	1199	1040	+15%
Staff costs	(492)	(428)	+15%
Administrative costs	(161)	(161)	0%
Depreciation	(39)	(46)	-15%
Total expenses	(691)	(634)	+9%
Core profit	508	406	+25%
Other income	186	158	+18%
Provisions	(126)	(111)	+13%
Tax	(78)	(89)	-13%
Net profit	490	364	+35%
Sale of AGET	108	—	—
Net profit	598	364	+64%

•                  Mortgage lending continues to be the driving force behind the Group’s growth in Greece. In H1 2007, NBG granted over ¼ of new mortgages in Greece. As a result, the mortgage lending balance grew by 20% y-o-y to €15 billion, sustaining the supremacy of NBG in this crucial segment of the domestic market.

•                  The consumer lending and credit card balances totalled €4.9 billion, up 15% y-o-y.

•                  Lending to SMEs and professionals topped €3.2 billion in June 2007, up 34%, with the number of partner businesses increasing by 10%.

There was also impressive 23% y-o-y growth in lending to corporates and medium-sized enterprises, reaching €12.8 billion. The medium-sized enterprise loan book stood at €4.3 billion, up 30% y-o-y.

Lastly, for yet another quarter the NBG Group reaffirmed its leading position in Greece in the sphere of funds under management:

•                  Deposits stood at €45 billion. Notably the Group holds almost 1/3 of the country’s savings and sight deposits, achieving a three percentage-point gain in market share during the first half of 2007.

•                  In the same period, mutual funds amounted to €8 billion, up 10% on the start of the year. The Group consistently holds first place in the market, with a market share of over 30%.

As a result of this performance, Group net profit in Greece in H1 2007 grew by a substantial 35% y-o-y, excluding profits from the sale in Q2 of the Bank’s shareholding in AGET Herakles. Recurring income stood at €1.2 billion compared with €1 billion in H1 2006, with net interest income growing by 21%. Total Group expenditure in Greece amounted to €691 million, up 9% on an annual basis, with staff costs totalling €492 million (up 15%) while administrative expenses remained unchanged on H1 2006 (€161 million).

Finansbank: The frontrunner in Turkey

The net profit of the Finansbank Group in H1 2007 amounted to €244 million, or 31% of total Group profit. Return on equity continues to be remarkably high (39%) while the cost/income ratio is notably low (42%) despite the rapid growth in Finansbank’s business, as around two new branches were added to the Group’s network each week during the first half of the year. Today the Finansbank network includes 371 branches and over 8500 employees.

The dynamic growth in Finansbank’s business is reflected in the expansion of its loan book, which stood at TRY14.5 billion, up 34% y-o-y. Finansbank’s total market share increased to 6.1%, up by 0.7 percentage points in one year.

Retail lending at Finansbank grew at the impressive rate of 52% to TRY5.4 billion in June 2007. Mortgage lending showed particularly strong performance, growing by 64% y-o-y to TRY2.5 billion, thus giving Finansbank a 10% share of the mortgage market. Similar strong growth (47%) was posted by consumer lending, which totalled TRY2.8 billion, corresponding to a market share of 5.4%.

3

Finansbank

(€ millions)	H1.07	18.8-31.12.06
Interest income	350	247
Commissions	113	77
Core income	463	324
Total expenses	(227)	(140)
Core profit	236	184
Other income	82	23
Provisions	(15)	(10)
Tax	(53)	(34)
Minorities	(4)	(3)
Net profit attributable to shareholders	244	160

SE Europe network

	Branches	Employees
Romania	88	1307
Bulgaria	188	2494
Serbia	204	2872
FYROM	56	1071
Cyprus	17	272
Albania	14	185
Total	567	8201

Business lending posted remarkable growth of 25% on an annual basis, reaching TRY9.1 billion. This was almost double the market average, and boosted Finansbank’s market share to 5.8%.

The rapid growth in lending, however, did not adversely affect the quality of the loan book, as the NPL ratio stood at just 2%, the lowest level in the Turkish market.

Customer deposits in the local currency posted strong growth to TRY5.1 billion, up 9% y-o-y, reflecting the enhanced confidence that Finansbank enjoys among its wider customer base.

This outstanding performance by Finansbank means that the NBG Group has regained 11% of its total investment in it before seeing out even one year since the acquisition.

This dynamic is especially significant given that the Turkish banking market is still in an early stage of development and the full potential of the synergies between NBG and Finansbank has still to be realised.

SE Europe: Surging profitability in spite of ongoing investments

In June 2007, the Group’s network in SE Europe totalled 567 branches and over 8200 employees, covering six countries whose total population amounts to around 43 million.

Total lending stood at €5.2 billion, up 60% y-o-y. The retail lending balance grew at an impressive rate (67% y-o-y), posting 20% growth in Q2 alone. Similar performance was seen in business lending (€3.1 billion in June 2007), which grew by 56%. Likewise, the quality of the loan book improved yet further, as NPLs constitute just 3.2% of total loans, while the provision coverage ratio for these loans stood at 82%.

Dynamic expansion in the countries of SE Europe drove the profitability of the Group’s units in the region to remarkable levels. Core profit in H1 2007 totalled €76 million, up 29% y-o-y on a comparable basis.

Integration of overseas subsidiaries

Following completion of the acquisition of Finansbank in Turkey and Vojvodjanska Banka in Serbia, and dynamic organic expansion in the countries of SE Europe, the Group’s strategic priority is to achieve full operational integration of its overseas subsidiaries.

To this end, over 200 staff have been mobilized across the Group, participating in some 50 projects whose aim is to realize effective integration of the new subsidiaries. These projects are producing very good results, which in many cases have exceeded our expectations. Specifically:

•                  The integration of Finansbank is rapidly reaching completion. For example, the joint development of business in the spheres of financing multinational corporations, shipping and trade finance has been achieved. The total portfolio of these operations now amounts to €350 million. At the same time, preparations for the provision of Bancassurance products in Turkey are near completion and expected to roll out in Q4 this year.

4

•                  The legal and operational merger of Vojvodjanska with NBG Serbia should be complete by the end of 2007, as well as the redesign of the commercial model implemented at its branches.

•                  The development of the Group’s new operational model is rapidly reaching completion. With regard to the use of new practices in the provision of products and services, results from the first phase of implementation are very promising. Likewise, the integration of IT systems and computer infrastructures across all the units of SE Europe and the redesign of credit card processing are all progressing well.

Consistently strong capital adequacy

The Group’s capital adequacy remained strong despite the ongoing growth in its assets. The Total Tier-I Capital Adequacy ratio stands at 8.7% while the Core Tier-I ratio stands at 10.6%, thereby securing for the Group a solid base on which to build its business further in Greece and abroad.

5

Group loans (from continuing operations)

(€ millions)	30.6.07	30.6.06	±%

Mortgages	17 024	12 973	31%
Consumer	5 392	3 688	46%
Credit cards	2 659	1 490	78%
Small businesses & professionals	3 383	2 370	43%
Retail	28 458	20 521	39%
Corporate	20 819	12 301	69%
Total loans & advances to customers	49 277	32 822	50%
Less: Allowances for impairment on loans & advances to customers	1 538	1 154	33%
Loans & advances to customers (net)	47 739	31 668	51%

Group deposits (from continuing operations)

(€ millions)	30.6.07	30.6.06	±%

Savings	25 656	25 413	1%
Sight	7 786	6 221	25%
Time	21 219	13 382	59%
Repos	95	159	-40%
Other deposits	529	489	+8%
Total deposits	55 285	45 664	21%

Group income statement

(€ millions)	H1 07	H1 06	±%	Q2 07	Q1 07	±%
Net interest income	1 443	887	+63%	735	708	+4%
Net commission income	364	232	+57%	184	181	+2%
Net premiums from insurance contracts	50	57	—13%	23	27	—12%
Dividend income	10	8	+23%	8	3	>100%
Income from private equity	173	58	+200%	112	60	+87%
Sale of AGET Herakles	108	—	—	108	—	—
Other income	86	99	-14%	32	54	-40%
Total income	2 234	1 342	+67%	1 202	1 032	+16%
Staff costs	(652)	(448)	+45%	(343)	(309)	+11%
Administrative costs	(319)	(183)	+75%	(169)	(150)	+12%
Depreciation & amortization	(65)	(56)	+17%	(33)	(32)	+1%
Total operating expenses	(1 036)	(686)	+51%	(544)	(492)	+11%
Impairment losses on loans & advances to customers	(167)	(130)	+28%	(85)	(82)	+4%
Share of profit of associates	17	8	+100%	12	5	>100%
Profit before tax & minorities	1 048	533	+97%	584	463	+26%
Tax	(137)	(95)	+43%	(70)	(67)	+6%
Minority interests	(13)	(9)	+42%	(7)	(7)	+5%
Profit for the period from discontinued operations	—	118	—	—	—	—
Net profit	898	546	+64%	507	390	+30%
Amortisation of intangible assets recognised on business combinations	(13)	—	—	(6)	(6)	+2%
Financial charge on put options of minority interests	(7)	—	—	(4)	(4)	+1%
Net profit attributable to shareholders	878	546	+61%	497	381	+31%

6

National Bank of Greece S.A.

Group and Bank

Condensed Interim Financial Statements

30 June 2007

August 2007

Auditors Review Report

for the period ended 30 June 2007

Auditor’s Review Report

Report on Review of Interim Financial Information

To the Shareholders of the NATIONAL BANK OF GREECE S.A.

Introduction

We have reviewed the accompanying condensed balance sheet of the National Bank of Greece S.A. (the “Bank”) and the condensed consolidated balance sheet of the Bank and its subsidiaries (the “Group”) as of June 30, 2007 and the related condensed statements of income, changes in equity and cash flows of the Bank and the Group for the six-month period then ended, as well as the selected explanatory notes. Management is responsible for the preparation and presentation of this interim financial information in accordance with International Financial Reporting Standards as adopted by the European Union and apply to interim financial reporting (IAS 34). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” to which the Greek Auditing Standards refer. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Greek Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

Athens, 30 August 2007

The Certified Public Accountant

Nicolaos C. Sofianos

Reg. No (ICPA (GR)): 12231

250 – 254 Kifissias Ave., 152 31 Halandri

Deloitte.

Hadjipavlou, Sofianos & Cambanis S.A.

Assurance & Advisory Services

250-254 Kifissias Ave., 152 31 Halandri

Reg. No (ICPA (GR)): E 120

The notes on pages 10 to 38 form an integral part of these financial statements

Income Statement

for the period ended 30 June 2007

Income Statement – 6 months

		Group		Bank
		6 month period ended		6 month period ended
€ 000’s	Note	30.06.2007	30.06.2006	30.06.2007	30.06.2006
Continuing Operations
Interest & similar income		2.743.217	1.372.643	1.705.734	1.213.878
Interest expense & similar charges		(1.299.864)	(485.744)	(835.126)	(479.572)
Net interest income	5	1.443.353	886.899	870.608	734.306

Fee and commission income		404.554	249.881	166.559	159.400
Fee and commission expense		(40.221)	(17.428)	(20.574)	(28.412)
Net fee and commission income	6	364.333	232.453	145.985	130.988

Earned premia net of reinsurance		379.319	323.795	—	—
Net claims incurred		(329.387)	(266.682)	—	—
Earned premia net of claims and commissions	7	49.932	57.113	—	—

Dividend income		10.259	8.315	28.475	44.318
Net trading income		137.210	13.114	112.421	81.421
Net result from investment securities	8	143.449	44.520	109.391	26.323
Net other operating income	9	85.509	99.135	5.279	36.740
Total operating income		2.234.045	1.341.549	1.272.159	1.054.096

Personnel expenses	10&11	(651.865)	(448.265)	(423.582)	(327.870)
General, administrative & other operating expenses		(318.945)	(182.592)	(125.380)	(108.402)
Depreciation, amortisation & impairment charges of fixed assets		(65.068)	(55.543)	(30.706)	(34.382)
Amortisation of intangible assets recognised on business combinations		(12.505)	—	—	—
Finance charge on put options of minority interests		(7.248)	—	(7.248)	—
Impairment losses on loans & advances		(167.013)	(130.400)	(124.969)	(111.276)
Share of profit of associates	18	16.675	8.328	—	—
Profit before tax		1.028.076	533.077	560.274	472.166

Tax expense	12	(136.911)	(95.478)	(55.720)	(91.385)
Profit for the period from continuing operations		891.165	437.599	504.554	380.781

Discontinued operations
Profit for the period from discontinued operations	22	—	118.074	—	—
Profit for the period		891.165	555.673	504.554	380.781

Attributable to:
Minority interests	32	13.460	9.470	—	—
NBG equity shareholders		877.705	546.203	504.554	380.781

Earnings per share- Basic from continuing & discontinued operations	13	€1,66	€1,36	—	—
Earnings per share- Diluted from continuing & discontinued operations	13	€1,66	€1,36	—	—
Earnings per share- Basic from continuing operations	13	€1,66	€1,03	€1,06	€1,05
Earnings per share- Diluted from continuing operations	13	€1,66	€1,03	€1,06	€1,05

Athens, 30 August 2007

THE CHAIRMAN	THE VICE CHAIRMAN AND DEPUTY CHIEF	THE CHIEF FINANCIAL	THE CHIEF ACCOUNTANT
AND CHIEF EXECUTIVE OFFICER	EXECUTIVE OFFICER	AND CHIEF OPERATING OFFICER

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 10 to 38 form an integral part of these financial statements

Income Statement

for the period ended 30 June 2007

Income Statement – 3 months

		Group		Bank
		3 month period ended		3 month period ended
€ 000’s	Note	30.06.2007	30.06.2006	30.06.2007	30.06.2006
Continuing Operations
Interest & similar income		1.410.087	705.486	881.807	625.758
Interest expense & similar charges		(674.956)	(246.315)	(440.690)	(246.513)
Net interest income	5	735.131	459.171	441.117	379.245

Fee and commission income		205.343	125.019	84.670	81.155
Fee and commission expense		(21.793)	(7.384)	(3.754)	(13.994)
Net fee and commission income	6	183.550	117.635	80.916	67.161

Earned premia net of reinsurance		196.139	164.002	—	—
Net claims incurred		(172.803)	(134.151)	—	—
Earned premia net of claims and commissions	7	23.336	29.851	—	—

Dividend income		7.516	6.904	23.699	33.828
Net trading income		99.259	(16.648)	75.415	(7.055)
Net result from investment securities	8	121.214	16.652	99.710	5.279
Net other operating income	9	31.897	45.293	4.212	22.496
Total operating income		1.201.903	658.858	725.069	500.954

Personnel expenses	10&11	(342.902)	(236.433)	(226.992)	(162.653)
General, administrative & other operating expenses		(168.544)	(97.859)	(64.293)	(59.016)
Depreciation, amortisation & impairment charges of fixed assets		(32.641)	(27.459)	(15.805)	(16.919)
Amortisation of intangible assets recognised on business combinations		(6.326)	—	—	—
Finance charge on put options of minority interests		(3.624)	—	(3.624)	—
Impairment losses on loans & advances		(85.010)	(64.418)	(64.330)	(52.065)
Share of profit of associates	18	11.629	2.824	—	—
Profit before tax		574.485	235.513	350.025	210.301

Tax expense	12	(70.383)	(44.637)	(36.409)	(39.094)
Profit for the period from continuing operations		504.102	190.876	313.616	171.207

Discontinued operations
Profit for the period from discontinued operations	22	—	111.070	—	—
Profit for the period		504.102	301.946	313.616	171.207

Attributable to:
Minority interests	32	6.907	5.940	—	—
NBG equity shareholders		497.195	296.006	313.616	171.207

Earnings per share- Basic from continuing & discontinued operations	13	€0,90	€0,72	—	—
Earnings per share- Diluted from continuing & discontinued operations	13	€0,90	€0,72	—	—
Earnings per share- Basic from continuing operations	13	€0,90	€0,41	€0,66	€0,47
Earnings per share- Diluted from continuing operations	13	€0,90	€0,41	€0,66	€0,47

Athens, 30 August 2007

THE CHAIRMAN	THE VICE CHAIRMAN AND DEPUTY CHIEF	THE CHIEF FINANCIAL	THE CHIEF ACCOUNTANT
AND CHIEF EXECUTIVE OFFICER	EXECUTIVE OFFICER	AND CHIEF OPERATING OFFICER

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 10 to 38 form an integral part of these financial statements

Balance Sheet

as at 30 June 2007

Balance Sheet

		Group		Bank
€ 000’s	Note	30.06.2007	31.12.2006	30.06.2007	31.12.2006
ASSETS
Cash and balances with central banks		3.368.853	3.874.210	1.766.084	2.034.464
Treasury bills and other eligible bills		282.227	367.758	140.897	185.332
Due from banks (net)		4.285.650	4.781.215	4.617.313	4.539.923
Financial assets at fair value through P&L	14	12.825.052	12.684.410	12.311.238	12.283.625
Derivative financial instruments		520.789	371.074	425.962	204.690
Loans and advances to customers (net)	15	47.739.286	42.624.536	35.470.930	32.755.298
Investment securities	16	4.897.619	4.191.192	2.931.411	2.542.345
Investment property	17	150.449	123.373	176	186
Investments in subsidiaries		—	—	5.554.049	4.016.713
Investments in associates	18	74.795	272.780	21.492	237.836
Goodwill & other intangible assets	19	2.627.969	2.515.257	53.164	49.262
Property & equipment	20	2.027.075	2.041.938	1.083.172	1.091.931
Deferred tax assets		294.224	262.209	160.802	129.159
Insurance related assets and receivables		783.145	741.448	—	—
Other assets	21	2.455.038	1.557.159	1.391.590	1.074.305
Total assets		82.332.171	76.408.559	65.928.280	61.145.069

LIABILITIES
Due to banks	23	9.322.171	6.232.438	8.276.575	5.871.463
Derivative financial instruments		723.728	404.572	525.243	344.687
Due to customers	24	55.357.406	53.233.724	45.795.158	44.564.664
Debt securities in issue	25	2.339.235	822.696	—	—
Other borrowed funds	26	1.397.439	2.197.387	3.221.497	2.512.074
Insurance related reserves and liabilities	27	2.061.953	1.953.618	—	—
Deferred tax liabilities		179.277	100.918	140.606	79.108
Retirement benefit obligations	11	218.119	212.568	109.966	59.544
Other liabilities	28	3.140.498	2.417.734	1.739.284	1.594.981
Total liabilities		74.739.826	67.575.655	59.808.329	55.026.521

SHAREHOLDERS’ EQUITY
Share capital	30	2.376.436	2.376.436	2.376.436	2.376.436
Share premium account	30	2.263.725	2.263.725	2.263.725	2.263.725
Less: treasury shares	30	(19.975)	(26.826)	—	(4.490)
Reserves and retained earnings	31	1.199.585	1.983.890	1.479.790	1.482.877
Equity attributable to NBG shareholders		5.819.771	6.597.225	6.119.951	6.118.548

Minority Interest	32	152.910	610.554	—	—
Preferred securities	33	1.619.664	1.625.125	—	—
Total shareholders’ equity		7.592.345	8.832.904	6.119.951	6.118.548

Total equity and liabilities		82.332.171	76.408.559	65.928.280	61.145.069

Athens, 30 August 2007

THE CHAIRMAN	THE VICE CHAIRMAN AND DEPUTY CHIEF	THE CHIEF FINANCIAL	THE CHIEF ACCOUNTANT
AND CHIEF EXECUTIVE OFFICER	EXECUTIVE OFFICER	AND CHIEF OPERATING OFFICER

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 10 to 38 form an integral part of these financial statements

Statement of Changes in Equity- Group

for the period ended 30 June 2007

Statement of Changes in Equity-Group

	Attributable to equity holders of the parent company					Minority
€ 000’s	Share capital	Share premium	Treasury shares	Reserves & Retained earnings	Total	Interest & Preferred securities	Total
At 1 January 2006	1.696.347	—	(22.680)	1.450.163	3.123.830	1.192.578	4.316.408
Movement in the available for sale securities reserve, net of tax	—	—	—	(88.729)	(88.729)	(7.764)	(96.493)
Currency translation differences	—	—	—	12.846	12.846	(10.956)	1.890
Cash flow hedges	—	—	—	(195)	(195)	—	(195)
Profit/(loss) recognised directly in equity	—	—	—	(76.078)	(76.078)	(18.720)	(94.798)
Net profit/(loss) for the period	—	—	—	546.203	546.203	9.470	555.673
Total	—	—	—	470.125	470.125	(9.250)	460.875
Dividends declared to preferred securities	—	—	—	(53.927)	(53.927)	—	(53.927)
Dividends to ordinary and minority shareholders	—	—	—	(338.558)	(338.558)	(11.385)	(349.943)
Acquisitions, disposals & share capital increase of subsidiaries/associates	—	—	—	1.316	1.316	(5.826)	(4.510)
Purchases/ disposals of treasury shares & preferred securities	—	—	70	(158)	(88)	—	(88)
Balance at 30 June 2006	1.696.347	—	(22.610)	1.528.961	3.202.698	1.166.117	4.368.815
Movements from 1.7.2006 to 31.12.2006	680.089	2.263.725	(4.216)	454.929	3.394.527	1.069.562	4.464.089
Balance at 31 December 2006/ At 1 January 2007	2.376.436	2.263.725	(26.826)	1.983.890	6.597.225	2.235.679	8.832.904
Movement in the available for sale securities reserve, net of tax	—	—	—	3.319	3.319	(5.418)	(2.099)
Currency translation differences	—	—	—	181.462	181.462	(2.226)	179.236
Profit/(loss) recognised directly in equity	—	—	—	184.781	184.781	(7.644)	177.137
Net profit/(loss) for the period	—	—	—	877.705	877.705	13.460	891.165
Total	—	—	—	1.062.486	1.062.486	5.816	1.068.302
Dividends declared to preferred securities	—	—	—	(90.501)	(90.501)	—	(90.501)
Dividends declared to ordinary shareholders	—	—	—	(474.608)	(474.608)	—	(474.608)
Share based payments	—	—	—	8.560	8.560	—	8.560
Acquisitions, disposals & share capital increase of subsidiaries/associates	—	—	—	(1.297.948)	(1.297.948)	(468.921)	(1.766.869)
Purchases/ disposals of treasury shares & preferred securities	—	—	6.851	7.706	14.557	—	14.557
Balance at 30 June 2007	2.376.436	2.263.725	(19.975)	1.199.585	5.819.771	1.772.574	7.592.345

Detailed analysis of the changes in equity is presented in notes 28 to 31 of these financial statements

Statement of Changes in Equity- Bank

for the period ended 30 June 2007

Statement of Changes in Equity-Bank

€ 000’s	Share capital	Share premium	Treasury shares	Reserves & Retained earnings	Total
At 1 January 2006	1.696.347	—	(1.085)	1.277.227	2.972.489
Movement in the available for sale securities reserve, net of tax	—	—	—	(59.566)	(59.566)
Currency translation differences	—	—	—	(81)	(81)
Profit/(loss) recognised directly in equity	—	—	—	(59.647)	(59.647)
Net profit/(loss) for the period	—	—	—	380.781	380.781
Total	—	—	—	321.134	321.134
Dividends to ordinary shareholders	—	—	—	(339.234)	(339.234)
Cash flow hedges	—	—	—	(196)	(196)
Board of Directors emoluments	—	—	—	(50)	(50)
Purchases/ disposals of treasury shares & preferred securities	—	—	70	(70)	—
Balance at 30 June 2006	1.696.347	—	(1.015)	1.258.811	2.954.143
Movements from 1.7.2006 to 31.12.2006	680.089	2.263.725	(3.475)	224.066	3.164.405
Balance at 31 December 2006/ At 1 January 2007	2.376.436	2.263.725	(4.490)	1.482.877	6.118.548
Movement in the available for sale securities reserve, net of tax	—	—	—	1.559	1.559
Currency translation differences	—	—	—	266	266
Profit/(loss) recognised directly in equity	—	—	—	1.825	1.825
Net profit/(loss) for the period	—	—	—	504.554	504.554
Total	—	—	—	506.379	506.379
Dividends to ordinary shareholders	—	—	—	(475.287)	(475.287)
Cash flow hedges	—	—	—	(3.383)	(3.383)
Share based payments	—	—	—	8.560	8.560
Merger of subsidiaries(*)	—	—	—	(42.940)	(42.940)
Purchases/ disposals of treasury shares & preferred securities	—	—	4.490	3.584	8.074
Balance at 30 June2007	2.376.436	2.263.725	—	1.479.790	6.119.951

(*) On 25 January 2007 the Boards of Directors of the Bank and National Management & Organization Co (“Ethnokarta”) decided the merger of the two companies through absorption of the latter by the Bank.  The date of the Merger Balance Sheets has been set as 31 March 2007.  Therefore, from 1 April 2007 all Ethnokarta transactions and balances have been included in the Bank’s Income Statement and Balance Sheet.

The notes on pages 10 to 38 form an integral part of these financial statements

Cash Flow Statement

for the period ended 30 June 2007

Cash Flow Statement

		Group		Bank
€ 000’s	Note	30.06.2007	30.06.2006	30.06.2007	30.06.2006
Cash flows from operating activities
Profit for the period from continuing operations		891.165	437.599	504.554	380.781
Non-cash items included in profit and other adjustments		119.605	153.284	46.854	82.353
Net (increase) / decrease in operating assets		(669.042)	1.498.399	442.458	2.261.019
Net increase / (decrease) in operating liabilities		532.252	(341)	(84.090)	(354.669)
Net cash flow from/(used in) operating activities from continuing operations		873.980	2.088.941	909.776	2.369.484
Net cash flow from/(used in) operating activities from discontinued operations		—	(2.268)	—	—

Cash flows from investing activities
Net cash from / (used in) investing activities from continuing operations		(2.205.331)	(210.728)	(1.537.967)	(368.957)
Net cash from / (used in) investing activities from discontinued operations		—	286	—	—

Cash flows from financing activities
Net cash from / (used in) financing activities from continuing operations		193.056	(386.832)	242.274	(405.501)

Effect of foreign exchange rate changes on cash and cash equivalents		176.813	(24.026)	46.193	(20.097)
Net increase/(decrease) in cash and cash equivalents		(961.482)	1.465.373	(339.724)	1.574.929

Cash and cash equivalents from subsidiaries merged		—	—	(15.491)	—
Cash and cash equivalents at beginning of period from continuing operations		4.943.481	3.127.260	3.612.606	2.646.494
Cash and cash equivalents at beginning of period from discontinued operations		—	—	—	—
Less: cash & cash equivalents at period end from discontinued operations		—	—	—	—
Cash and cash equivalents at end of period	35	3.981.999	4.592.633	3.257.391	4.221.423

The notes on pages 10 to 38 form an integral part of these financial statements

Notes to the Financial Statements

Group and Bank

NOTE 1: General Information

National Bank of Greece S.A. (hereinafter the “Bank”) was founded in 1841 and has been listed on the Athens Stock Exchange since 1880. The Bank has further listing in the New York Stock Exchange (since 1999), and in other major European stock exchanges. The Bank’s headquarters are located at 86 Eolou Street, (Reg. 6062/06/B/86/01), tel.: (+30) 210 334 1000. By resolution of the Board of Directors the Bank can establish branches, agencies and correspondence offices in Greece and abroad. In its 166 years of operation the Bank has expanded on its commercial banking business by entering into related business areas. National Bank of Greece and its subsidiaries (hereinafter the “Group”) provide a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, insurance and real estate on a global level. The Group operates primarily in Greece, but also has operations in UK, SE Europe, Cyprus, Egypt, South Africa and recently in 2006 in Turkey.

The Board of Directors consists of the following members:

Executive Members
Efstratios (Takis) -Georgios A. Arapoglou	Chairman - Chief Executive Officer
Ioannis G. Pechlivanidis	Vice Chairman- Deputy Chief Executive Officer

Non-Executive Members
Achilleas D. Mylonopoulos	Employees’ representative
John P. Panagopoulos	Employees’ representative
Ioannis C. Yiannidis	Professor, University of Athens Law School & Legal Counsellor
George Z. Lanaras	Shipowner
Stefanos G. Pantzopoulos	Business Consultant, former Certified Auditor

Independent Non-Executive Members
H.E. the Metropolitan of Ioannina Theoklitos
Stefanos C. Vavalidis	Member of the Board of Directors, European Bank for Reconstruction & Development
Dimitrios A. Daskalopoulos	Chairman and Managing Director, Vivartia S.A., Chairman, Hellenic Federation of Enterprises
Nikolaos D. Efthymiou	Chairman, Association of Greek Shipowners
Constantinos D. Pilarinos	Economist, General Manager of Finances and Technical Services, Church of Greece
Drakoulis K. Fountoukakos-Kyriakakos	Entrepreneur
Ploutarchos K. Sakellaris	Professor, University of Athens & Chairman, Council of Economic Advisors
George I. Mergos	Professor, University of Athens & Governor of IKA (Social Security Fund)

Directors are elected by the shareholders at their general meeting for a term of three years and may be re-elected. The term of the above members expires in 2010 following their election by the shareholders’ general meeting on 25 May 2007.

These financial statements have been approved for issue by the Bank’s Board of Directors on 30 August 2007.

NOTE 2: Summary of significant accounting policies

2.1 Basis of Preparation

The Condensed Consolidated and Bank Interim Financial Statements as at and for the period ended 30 June 2007 (the “ interim financial statements”) have been prepared using accounting policies consistent with International Financial Reporting Standards and in accordance with International Accounting Standard 34 “Interim Financial Reporting.  The interim financial statements include Selected Explanatory Notes and they do not include all the information required for full annual financial statements.  Therefore, the interim financial statements should be read in conjunction with the annual consolidated and Bank financial statements as at and for the year ended 31 December 2006.  The amounts are stated in Euro, rounded to the nearest thousand (unless otherwise stated).

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Use of available information and application of judgment are inherent in the formation of estimates in the following areas: valuation of OTC derivatives, unlisted securities, retirement benefits obligation, insurance reserves, impairment of loans and receivables, liabilities from open tax years and contingencies from litigation.  Actual results in the future could differ from such estimates and the differences may be material to the financial statements.

In preparing these interim financial statements, the significant estimates, judgements and assumptions made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual consolidated and Bank financial statements as at and for the year ended 31 December 2006.

2.2 Adoption of International Financial Reporting Standards (IFRS).

The accounting policies applied by the Group in these interim financial statements are the same as those applied by the Group in its annual financial statements as at and for the year ended 31 December 2006.

New standards, amendments and interpretations to existing standards effective in 2007. The following standards and interpretations are mandatory for the Group for the accounting periods beginning on or after 1 January 2007:

- IFRS 7, “Financial Instruments: Disclosures”, and a complementary amendment to IAS 1, “Presentation of Financial Statements – Capital Disclosures” (effective from 1 January 2007).  IFRS 7 introduces new disclosures to improve the information about financial instruments.  It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk.

It replaces IAS 30, “Disclosures in the Financial Statements of Banks and Similar Financial Institutions”, and disclosure requirements in IAS 32, “Financial Instruments: Disclosure and Presentation”.  It is applicable to all entities that report under IFRS.  The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital.  The disclosures in accordance with IFRS 7 and the amendment to IAS 1 will be reported to the 2007 Annual Group and Bank Financial Statements.

- IFRS 8, “Operating Segments” (effective from 1 January 2009). This standard changes the way the segment information is measured and disclosed and requires identification of operating segments on the basis of internal reports that are regularly reviewed by the entity’s chief operating decision maker in order to allocate resources to the segments and to assess performance.  The Group has decided to apply this standard for the annual period beginning on 1 January 2009, however management does not expect a significant impact on the Group’s financial reporting.

- IFRIC 8, “Scope of IFRS 2” (effective for annual periods beginning on or after 1 May 2006).  IFRIC 8 clarifies that IFRS 2 “Share based payments” will apply to any arrangement when equity instruments are granted or liabilities are incurred by the entity, when the identifiable consideration appears to be less than the fair value of the instruments given.  It presumes that such cases are an indication that other consideration has been or will be received.  Management does not expect this IFRIC to have a significant impact on the Group’s financial statements.

- IFRIC 9, “Reassessment of Embedded Derivatives (effective for annual periods beginning on or after 1 June 2006).  IFRIC 9 requires an entity to assess whether a contract contains an embedded derivative at the date the entity first becomes a party to the contract and prohibits reassessment unless there is a change to the contract that significantly modifies the cash flows. Management does not expect this IFRIC to have a significant impact on the Group’s financial statements.

- IFRIC 10, “Interim Financial Reporting and Impairment” (effective for annual periods beginning on or after 1 November 2006).  IFRIC 10 addresses an inconsistency between IAS 34 Interim Financial Reporting and the impairment relating to goodwill in IAS 36 Impairment of Assets and equity instruments classified as available for sale in IAS 39 Financial Instruments: Recognition and Measurement.

This interpretation states that the specific requirements of IAS 36 and IAS 39 take precedence over the general requirements of IAS 34 and therefore, any impairment loss recognised for these assets in an interim period may not be reversed in subsequent periods.  The Group applies this IFRIC from 1 January 2007 and it did not have a significant impact on the financial statements.

- IFRIC 11, “IFRS 2 – Group and Treasury Share Transactions (effective for annual periods beginning on or after 1 March 2007).  This IFRIC requires arrangements whereby an employee is granted rights to an entity’s equity instruments to be accounted for as an equity-settled scheme by the entity even if the entity chooses or is required to buy those equity instruments (e.g. treasury shares) from another party, or the shareholder(s) of the entity provide the equity instruments required.

The Interpretation also extends to the way in which subsidiaries, in their separate financial statements, account for schemes when their employees receive rights to equity instruments of the parent. In particular, it prescribes that:

When the parent grants rights to equity instruments to the employees, they will be accounted for as equity settled scheme (as an equity contribution to the parent) when the parent accounts for it this way in the consolidated financial statements.  When employees transfer between subsidiaries, each entity recognises compensation expense based on the proportion of the total vesting period for which the employee has worked for that subsidiary, measured at the fair value at the original grant date by the parent.  When the subsidiary grants rights to equity instruments of its parent to its employees, it will be accounted for as a cash-settled scheme.

The Group will apply this IFRIC from 2008 however management does not expect this IFRIC to have a significant impact on the Group’s financial statements.

- IFRIC 12, “Service Concession Arrangements” (effective for annual periods beginning on or after 1 January 2008).  The Group will apply this IFRIC from 1 January 2008 and is currently evaluating its impact on the Group’s financial reporting. Management does not expect this IFRIC to have a significant impact on the Group’s financial statements.

-  IFRIC 13, “Customer Loyalty Programmes” (effective for annual periods beginning on or after 1 July 2008).  IFRIC 13 addresses the accounting treatment by the entity that grants award credits to its customers as part of a sale transaction(s).  The Group is currently evaluating its impact on the Group’s financial reporting.

-IFRIC 14 “IAS 19 - The limit on a defined benefit asset, minimum funding requirements and their interaction” (effective for annual periods beginning on or after 1 January 2008).  This interpretation addresses three issues:

•              when refunds or reductions in future contributions should be regarded as ‘available’ in the context of paragraph 58 of IAS 19 Employee Benefits;

•              how a minimum funding requirement might affect the availability of reductions in future contributions; and

•              when a minimum funding requirement might give rise to a liability.

The Group is currently evaluating its impact on the Group’s financial reporting.

NOTE 3: Capital adequacy and Credit ratings

The Bank is subject to various regulatory capital requirements administered by the Central Bank.  Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios determined on a risk-weighted basis, capital (as defined) to assets, certain off-balance sheet items, and the notional credit equivalent arising from the total capital requirements against market risk, of at least 8%.  At least half of the required capital must consist of ‘‘Tier I’’ capital (as defined), and the rest of ‘‘Tier II’’ capital (as defined). The framework applicable to Greek banks conforms to European Union requirements, in particular the Own Funds, the Solvency Ratio and the Capital Adequacy Directives.  However, under the relevant European legislation, supervisory authorities of the member-states have some discretion in determining whether to include particular instruments as capital guidelines and to assign different weights, within a prescribed range, to various categories of assets.  As at 30 June 2007, based on IFRS balances and in accordance the rules of Bank of Greece (BoG), the capital base of the Group and the Bank was €4.898 and €7.467 million respectively.  Therefore the capital base surplus of the Group and the Bank, over the 8% of risk-weighted assets required by the BoG rules, was €1.186 and €4.421 million respectively.

Capital adequacy (amounts in € million)

	Group		Bank
	30.06.2007	31.12.2006	30.06.2007	31.12.2006
Capital:
Upper Tier I capital	5.641	6.634	5.870	5.618
Lower Tier I capital	1.063	1.254	—	—
Deductions	(2.649)	(2.510)	(79)	(49)
Tier I capital	4.055	5.378	5.791	5.569
Upper Tier II capital	533	328	1.537	1.575
Lower Tier II capital	353	1.085	171	933
Deductions	(43)	(13)	(31)	(6)
Total capital	4.898	6.778	7.468	8.071

Risk weighted assets:
On Balance sheet (investment book)	40.421	37.316	34.865	31.914
Off Balance sheet (investment book)	4.042	4.220	2.169	2.049
Trading portfolio	1.934	1.976	1.048	950
Total risk weighted assets	46.397	43.512	38.082	34.913

Ratios:
Tier I	8,7%	12,4%	15,2%	15,9%
Total BIS	10,6%	15,6%	19,6%	23,1%

Credit Ratings

The following table presents the credit ratings that have been assigned to the Bank by Moody’s Investors Service Limited (referred to below as ‘‘Moody’s’’), Standard and Poor’s Rating Services (referred to below as “Standard and Poor’s”), Fitch Ratings Ltd. (referred to below as ‘‘Fitch’’) and Capital Intelligence Ltd. (referred below as “Capital Intelligence”).  All credit ratings have been recently affirmed and/or upgraded.

Rating Agency	Long term	Short term	Financial strength/ individual	Outlook
Moody’s	Aa3	P-1	C+	Stable
Standard & Poor’s	BBB+	A-2	—	Stable
Fitch	A-	F2	B/C	Stable
Capital Intelligence	A	A1	A	Positive

NOTE 4: Segment reporting

NBG Group manages its business through the following business segments:

Retail banking

Retail banking includes all individuals (retail banking) customers of the Group, professionals, small-medium and small sized companies (companies with annual turnover of up to 2,5 million euros).  The Bank, through its extended network of branches, offers to its retail customers a number of types of deposit and investment products as well as a wide range of traditional services and products.

Corporate & Investment banking

Corporate & Investment banking includes lending to all large and medium-sized companies, shipping finance and investment banking activities.  The Group offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

Global Markets and Asset management

Global Markets and Asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services and brokerage.

Insurance

The Group offers a wide range of insurance products through its subsidiary company, Ethniki Hellenic General Insurance Company and its subsidiaries in Greece and SE Europe.

International

The Group’s international banking activities, except Turkish operations, include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, foreign exchange and taking of deposits.  In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries.  In 2006 comparatives, this segment includes the results of the operations of ABNY for the period ended 30 June 2006 and the gain on sale of ABNY and NBG Canada (discontinued operations).

Turkish Operations

Following Finansbank acquisition, the Group’s banking activities in Turkey include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, foreign exchange and taking of deposits of Finansbank and its subsidiaries.

Other

Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinate debt, loans to NBG personnel etc).

Breakdown by business segment

6-month period ended 30 June 2007	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	Inter- national	Turkish Operations	Other	Group
Continuing Operations
Net interest income	827.860	147.922	41.837	17.339	151.644	350.349	(93.598)	1.443.353
Net fee and commission income	96.371	33.021	74.317	2.416	46.554	112.593	(939)	364.333
Other	15.114	(29.872)	118.439	75.580	17.783	82.201	147.114	426.359
Total operating income	939.345	151.071	234.593	95.335	215.981	545.143	52.577	2.234.045
Direct costs	(302.746)	(21.743)	(30.655)	(79.197)	(124.738)	(227.446)	(96.420)	(882.945)
Allocated costs and provisions	(249.704)	(33.909)	(8.815)	(235)	(28.650)	(15.708)	(2.678)	(339.699)
Share of profit of associates	—	—	(78)	194	98	—	16.461	16.675
Profit before tax	386.895	95.419	195.045	16.097	62.691	301.989	(30.060)	1.028.076
Tax expense	(96.932)	(24.414)	(46.471)	(627)	(2.697)	(52.932)	87.162	(136.911)
Profit for the period from continuing operations	289.963	71.005	148.574	15.470	59.994	249.057	57.102	891.165

Discontinued operations
Profit for the period from discontinued operations								—
Profit for the period								891.165
Minority interest								(13.460)
Profit attributable to NBG shareholders								877.705

Other Segment items
Depreciation, amortisation & impairment charges	9.563	252	1.059	5.104	12.845	13.606	35.144	77.573
Provision for loans impairment & advances	118.821	16.777	—	—	24.562	15.708	(8.855)	167.013

Breakdown by business segment

6-month period ended 30 June 2006	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	Inter- national	Turkish Operations	Other	Group
Continuing Operations
Net interest income	634.007	107.457	74.410	16.033	108.631	—	(53.639)	886.899
Net fee and commission income	96.036	36.550	67.983	791	34.451	—	2.183	237.994
Other	44.585	(12.925)	66.354	70.307	7.951	—	40.384	216.656
Total operating income	774.628	131.082	208.747	87.131	151.033	—	(11.072)	1.341.549
Direct costs	(286.339)	(22.417)	(26.464)	(80.250)	(90.266)	—	(24.878)	(530.614)
Allocated costs and provisions	(227.493)	(21.132)	(9.131)	(347)	(21.475)	—	(6.608)	(286.186)
Share of profit of associates	—	—	—	—	—	—	8.328	8.328
Profit before tax	260.796	87.533	173.152	6.534	39.292	—	(34.230)	533.077
Tax expense								(95.478)
Profit for the period from continuing operations								437.599

Discontinued operations
Profit for the period from discontinued operations								4.900
Profit on sale of discontinued operations								113.174
Profit for the period								555.673
Minority interest								(9.470)
Profit attributable to NBG shareholders								546.203

Other Segment items
Depreciation, amortisation & impairment charges	14.213	393	1.730	4.976	10.229	—	24.002	55.543
Provision for loans impairment & advances	103.958	4.755	—	—	19.035	—	2.652	130.400

The profit from discontinued operations and the profit on sale from discontinued operations relate to International segment.

NOTE 5: Net interest income

	Group		Bank
	30.06.2007	30.06.2006	30.06.2007	30.06.2006
Interest earned on:
Amounts due from banks	333.456	161.323	295.486	158.644
Securities	427.222	280.115	285.955	260.876
Loans and advances to customers	1.978.086	923.259	1.120.278	788.895
Other interest earning assets	4.453	7.946	4.015	5.463
Interest and similar income	2.743.217	1.372.643	1.705.734	1.213.878

Interest payable on:
Amounts due to banks	(354.017)	(138.436)	(312.853)	(138.345)
Amounts due to customers	(766.862)	(315.494)	(446.852)	(289.558)
Debt securities in issue	(23.372)	(2.898)	-	-
Other borrowed funds	(143.737)	(16.053)	(73.972)	(42.449)
Other interest paying liabilities	(11.876)	(12.863)	(1.449)	(9.220)
Interest expense and similar charges	(1.299.864)	(485.744)	(835.126)	(479.572)

Net interest income	1.443.353	886.899	870.608	734.306

NOTE 6: Net fee and commission income

	Group		Bank
	30.06.2007	30.06.2006	30.06.2007	30.06.2006

Custody, brokerage & investment banking	56.598	40.454	12.843	12.712
Retail lending fees	106.769	51.284	29.211	13.286
Corporate lending fees	74.395	41.855	37.539	37.814
Banking fees & similar charges	88.781	66.994	43.882	47.114
Fund management fees	37.790	31.866	22.510	20.062
Total	364.333	232.453	145.985	130.988

NOTE 7: Net premia from insurance contracts

	Group
	30.06.2007	30.06.2006

Gross Written Premia	418.015	363.372
Less: Premia ceded to reinsurers	(46.535)	(38.369)
Net written premia	371.480	325.003

Change in unearned premium reserve	(3.347)	5.403
Reinsurers’ share of change in unearned premium reserve	(4.234)	(6.275)
Change in unearned premium reserve – Group share	(7.581)	(872)

Net earned premia	363.899	324.131
Other (incl. net gains on unit-linked assets)	15.420	(336)
Income from insurance operations	379.319	323.795

Benefits and claims incurred	(197.773)	(193.464)
Less: Reinsurers’ share of benefits and claims incurred	10.481	23.987
Benefits and claims incurred– Group share	(187.292)	(169.477)

Change in actuarial and other reserves	(101.859)	(59.153)
Less: Change in reinsurance asset of actuarial and other reserves	(20)	(395)
Change in actuarial and other reserves – Group share	(101.879)	(59.548)

Commission expense	(42.735)	(37.414)
Commission income from reinsurers	8.408	5.694
Net commission expense	(34.327)	(31.720)
Other (incl. net return to DAF contract holders)	(5.889)	(5.937)
Expenses relating to insurance operations	(329.387)	(266.682)

Earned premia net of claims and commissions	49.932	57.113

NOTE 8: Net results from investment securities

	Group		Bank
	30.06.2007	30.06.2006	30.06.2007	30.06.2006

Net gain / (loss) from disposal of Available-for-Sale securities	35.474	44.793	5.056	66.512
Net gain from disposal of AGET Heracles Cement Co. S.A	108.027	—	104.387	—
(Impairment charges) / reversal of impairment on available-for-sale investments	(52)	(273)	(52)	(40.189)
Total	143.449	44.520	109.391	26.323

The Group and Bank net results from investments securities include the gain from sale of AGET Heracles Cement Co. S.A (net of related expenses and taxes of €0,8million), of €108,0 million and €104,4 million respectively (see Note 18).

NOTE 9: Net other operating income

In 2007, net other operating income includes, non-banking income such as real estate gains and rentals, hotel and warehouse fees, group share in investees’ business and net results from disposals of private equity investments, contributions for deposit and loan balances and other income from various sources.

NOTE 10: Personnel expenses

	Group		Bank
	30.06.2007	30.06.2006	30.06.2007	30.06.2006

Salaries and other staff related benefits	628.657	419.074	408.747	327.094
Pension costs: defined benefit plans	14.648	29.191	6.275	776
Share based payment transactions	8.560	—	8.560	—
Total	651.865	448.265	423.582	327.870

The average number of employees employed by the Group during the period to 30 June 2007 was 32.683 (2006: 21.121 continuing operations).  Accordingly, the average number of employees employed by the Bank during the period to 30 June 2007 was 13.520 (2006: 13.874).  Following the merger of Ethnokarta through absorption by the Bank as of 31 March 2007, the Bank’s average number of employees and personnel expenses include also Ethnokarta’s relevant figures.

Share based payments- Stock options

On 22 June 2005, at the repeat General Meeting of Shareholders, a stock options program (the Program A) was approved for the executive members of the Board of Directors (BoD), management and staff of the Group.  The Program shall last for five years and expires in 2010.  The Bank’s BoD may decide to grant the options one-off or in parts at any time at its discretion.  The maximum number of shares to issue under the Program shall be 3,5 million.  The strike price shall be within the range of € 5 per share to 70% of the average market price thereof within the time period from 1 January of the year the options are granted until the date they can be exercised.

On 1 June 2006, at the repeat General Meeting of Shareholders, a second stock options program (the Program B) was approved for the executive members of the Board of Directors, management and staff of the Group.  The program shall last for five years and expires in 2011.  The maximum number of shares to issue under this Program shall be 3,5 million.  The strike price shall be within a range of €5 per share to 70% of the average market price thereof within the time period from the date following the date of the General Meeting (i.e. June 1, 2006) until the date the options can be exercised.  No options have yet been issued under this program.

On 28 June 2007, at the repeat General Meeting of Shareholders, a third stock options program (the Program C) was approved for the executive members of the Board of Directors, management and staff of the Group.  The Program shall last for eight years and expires in 2015.  The maximum number of shares to be issued under this Program is 12 million.  The strike price shall be within a range of €5 per share to 85% of the average market price thereof from 1 January until 31 October of the year the options are granted.  The options are to be granted until 2010, and the maximum number of options that may be granted each year to the beneficiaries as a whole cannot exceed 1% of the total number of the Bank’s ordinary shares.

On 29 November 2006, the Board of Directors approved the issue of 2.992.620 share options under the Program A.  The exercise price was set at €23,80 per share.  The vesting conditions were as follows:  15% of the options vested immediately, 35% of the options vest after 1 year and 50% of the options vest after 2 years.  The vested options were exercisable between 6-15 December 2006 and the rest are exercisable between 1-10 December for each subsequent year until 2010.

After that date the unexercised options are cancelled.  The options are forfeited if the employee leaves the Group before the options vest.  Between 6 and 15 December 2006, 310.043 out of a maximum 448.893 vested share options were exercised. The balance of 138.850 vested share options has not been exercised by 30 June 2007.

Details of the share options outstanding during the period to 30 June 2007 and 31 December 2006 are as follows:

Stock options	30.06.2007	31.12.2006
Outstanding at 1 January	2.682.577	—
Granted during the period	—	2.992.620
Exercised during the period	—	(310.043)
Outstanding at period end	2.682.577	2.682.577
Vested but not exercised at period end	138.850	138.850

The exercised price for each option was €23,80 and the remaining contractual life is 4 years.  The estimated fair value of each of the options granted is €10,91.  This fair value was calculated using the Black-Scholes option-pricing model. The inputs into the model were as follows:

Option-pricing model –Inputs	31.12.2006
Share price	€34,62
Exercise price	€23,80
Exercise period (years)	1,96
Expected volatility	20%
Risk free rate	3,9%
Expected dividend yield	2,7%

The weighted average expected volatility was determined by calculating the historical volatility of the Bank’s share price over the last 24 months. Also, expected future volatility has been taken into account.  According to the terms of the program the vested options are recognised in the income statement whereas the outstanding options that will vest in future periods affect the  income statement on a straight-line basis over the vesting period. The total expense recognised during the period amounted to €8.560 (H1 2006: €NIL).

Share based payments- Bonus shares

On 25 May 2007, the Annual General Meeting of the Shareholders of the Bank approved the distribution to the staff of 350.000 bonus shares to derive from the Bank’s share capital increase by €1.750 through capitalisation of profits.

NOTE 11: Retirement benefit obligations

The Bank and certain of its subsidiaries sponsor defined contribution and defined benefit plans for their employees.  Some companies within the Group also provided termination indemnities.

Net periodic costs for defined benefit plans include the following components, which are recognised in the income statement for the periods ended.

Pension costs – defined benefit plans

	Group		Bank
	30.06.2007	30.06.2006	30.06.2007	30.06.2006

Current service cost	7.105	5.725	2.867	1.638
Interest cost on obligation	8.838	7.632	4.492	2.982
Expected return on plan assets	(5.496)	(4.370)	(4.707)	(3.331)
Amortisation of unrecognised actuarial losses /(gains)	615	478	56	(513)
Amortisation of unrecognised prior service cost	19	27	—	—
Losses on curtailments /settlements	3.567	19.699	3.567	—
Total	14.648	29.191	6.275	776

Losses on curtailments / settlements for 30 June 2007 refer to the voluntary retirement scheme additional costs of Ethnokarta employees.  The company was merged with the Bank as of 31 March 2007, therefore, from 1 April 2007 all Ethnokarta transactions and balances have been included in the Bank’s Income Statement and Balance Sheet.

The 30 June 2006 comparatives include the additional cost of Ethniki Insurance and Astir Palace Vouliagmenis voluntary retirement schemes amounting to €10,7 million and €9,0 million respectively.

Net Liability in balance sheet

	Group		Bank
	30.06.2007	31.12.2006	30.06.2007	31.12.2006

Present value of funded obligations net of fair value of plan assets	182.493	180.703	107.836	51.827
Present value of unfunded obligations	68.136	65.001	7.430	3.594
Unrecognised actuarial (losses) /gains	(32.061)	(32.667)	(5.300)	4.123
Unrecognised prior service cost	(449)	(469)	—	—
Total	218.119	212.568	109.966	59.544

Following the merger of Ethnokarta with the Bank, the Bank’s net liability in balance sheet increased by €51,9 million.

The Group performs and actuarial report for the calculation of the liability from defined benefit plans at the end of each financial year, where the cost of defined benefit plans for the following year is also estimated.  Actuarial assumptions of interim financial statements therefore are the same as those used at the end of the previous financial year.

NOTE 12: Tax expense

	Group		Bank
	30.06.2007	30.06.2006	30.06.2007	30.06.2006

Current tax	92.737	84.394	25.317	74.465
Deferred tax	44.174	11.084	30.403	16.920
Total	136.911	95.478	55.720	91.385

Interim period income tax is accrued based on the estimated average annual effective income tax rate.  The Bank’s statutory income tax rate for 2007 and 2006 is 25% and 24% respectively.

NOTE 13: Earnings per share

	Group		Bank
	30.06.2007	30.06.2006	30.06.2007	30.06.2006

Net profit attributable to equity holders of the parent	877.705	546.203	504.554	380.781
Less: dividends paid to preferred securities	(90.501)	(53.927)	—	—
Net profit attributable to NBG ordinary shareholders	787.204	492.276	504.554	380.781
Weighted average number of ordinary shares outstanding	474.366.275	338.081.130	475.009.515	339.234.412
Adjustment for the effect of rights issue	—	22.959.485	—	23.037.805
Weighted average number of ordinary shares outstanding for basic EPS	474.366.275	361.040.615	475.009.515	362.272.217
Potential dilutive ordinary shares under stock options	1.104.200	—	1.104.200	—
Weighted average number of ordinary shares for dilutive EPS	475.470.475	361.040.615	476.113.715	362.272.217

Earnings per share - Basic from continuing & discontinued operations	€1,66	€1,36	€1,06	€1,05
Earnings per share - Diluted from continuing & discontinued operations	€1,66	€1,36	€1,06	€1,05

The potential dilutive ordinary shares result from the Bank’s share options plan.  On 29 November 2006, the BoD granted 2.992.620 stock options of which 310.043 were exercised (see note 10 Personnel expenses).  The weighted average number of ordinary shares in calculating the basic earnings per share has been increased by the amount of 1.104.200 potential dilutive ordinary shares to arrive at the weighted average number of ordinary shares for calculating the diluted earnings per share.

The Group and Bank weighted average number of ordinary shares outstanding as at 30 June 2006 were adjusted for the effect of discount price of the share capital increase through rights issue.

On 25 May 2007, the Annual General Meeting of the Shareholders of the Bank approved the distribution to the staff of 350.000 bonus shares.  The grant date of the shares took place in July 2007.

NOTE 14: Financial assets at fair value through P&L

	Group		Bank
	30.06.2007	31.12.2006	30.06.2007	31.12.2006

Assets at fair value through profit and loss	5.669.579	5.307.946	5.542.264	5.307.946
Trading Securities:
Government Bonds	6.396.383	6.690.711	6.292.192	6.570.889
Other debt securities	583.273	572.333	443.880	369.299
Equity securities	119.258	91.910	32.902	35.491
Mutual funds units	56.559	21.510	—	—
Total	12.825.052	12.684.410	12.311.238	12.283.625

NOTE 15: Loans & advances to customers (net)

	Group		Bank
	30.06.2007	31.12.2006	30.06.2007	31.12.2006

Mortgages	17.023.892	15.360.225	15.106.575	13.942.620
Consumer loans	5.392.316	4.694.107	3.461.918	3.314.136
Credit cards	2.659.181	2.533.064	1.453.597	1.506.360
Small Business lending	3.383.106	3.030.465	3.074.192	2.951.892
Retail lending	28.458.495	25.617.861	23.096.282	21.715.008
Corporate lending	20.818.496	18.498.982	13.325.074	11.988.023
Total	49.276.991	44.116.843	36.421.356	33.703.031
Less: Allowance for impairment on loans & advances to customers	(1.537.705)	(1.492.307)	(950.426)	(947.733)
Total	47.739.286	42.624.536	35.470.930	32.755.298

NOTE 16: Investment securities

	Group		Bank
	30.06.2007	31.12.2006	30.06.2007	31.12.2006
Available-for-sale investment securities:
Greek Government bonds	1.636.092	1.185.906	1.396.970	981.682
Debt securities issued by other governments and public entities	1.880.660	1.619.126	308.888	299.549
Corporate bonds incorporated in Greece	112.647	118.951	99.441	105.737
Corporate bonds incorporated outside Greece	67.727	71.535	55.700	71.535
Debt securities issued by Greek financial institutions	3.000	11.985	3.000	3.000
Debt securities issued by foreign financial institutions	246.968	318.904	168.405	199.426
Other debt instruments issues	—	12.012	—	—
Debt securities	3.947.094	3.338.419	2.032.404	1.660.929
Equity securities	442.026	371.561	523.932	514.072
Mutual funds units	520.652	493.406	270.301	262.488
Provision for impairment	(12.153)	(12.194)	(824)	(824)
Total	4.897.619	4.191.192	2.825.813	2.436.665

Held-to-maturity investment securities (at amortised cost):	—	—	105.598	105.680

Total Investment securities	4.897.619	4.191.192	2.931.411	2.542.345

The movement of investment securities may be summarised as follows:

	Group		Bank
	2007	2006	2007	2006
Available-for-sale investment securities:
Balance at 1 January	4.191.192	2.812.794	2.436.665	2.153.682
Acquisitions – newly consolidated subsidiaries	2.342	1.244.196	—	—
Additions within the period	7.402.774	8.216.444	1.033.770	2.006.282
Disposals (sale and redemption) within the period	(6.794.047)	(8.137.698)	(649.197)	(1.754.003)
Gains / (losses) from changes in fair value	98.357	66.110	6.006	42.799
Amortisation of premiums / discounts	(2.999)	(10.654)	(1.431)	(12.095)
Balance at 30 June / 31 December	4.897.619	4.191.192	2.825.813	2.436.665

Held-to-maturity investment securities:
Balance at 1 January	—	20.867	105.680	43.781
Additions within the period	—	—	—	85.000
Redemptions within the period	—	(20.867)	—	(22.567)
Foreign exchange differences	—	—	(82)	(534)
Balance at 30 June / 31 December	—	—	105.598	105.680

NOTE 17: Investment property

The Group’s net additions to investment property during the period amounted to €11 whereas the net disposals and write offs amounted to €(2.038).

NOTE 18: Investments in associates

	Group		Bank
	2007	2006	2007	2006

At 1 January	272.780	249.152	237.836	278.025
Additions	1.446	5.071	—	—
Disposals/transfers	(212.774)	(1.329)	(216.344)	—
Share of results (after tax)	16.675	40.462	—	—
Dividends	(3.332)	(20.576)	—	—
Impairment	—	—	—	(40.189)
At 30 June / 31 December	74.795	272.780	21.492	237.836

The Group’s and Bank’s associates are as follows:

		Group		Bank
		% of participation		% of participation
		30.06.2007	31.12.2006	30.06.2007	31.12.2006

Social Securities Funds Management	Greece	40,00%	40,00%	40,00%	40,00%
Phosphate Fertilizers Industry S.A.	Greece	24,23%	24,23%	24,23%	24,23%
Larco S.A.	Greece	36,43%	36,43%	36,43%	36,43%
Siemens Entreprise Communications S.A.	Greece	30,00%	30,00%	30,00%	30,00%
Eviop Tempo S.A.	Greece	21,21%	21,21%	21,21%	21,21%
Teiresias S.A.	Greece	39,34%	39,34%	39,34%	39,34%
Hellenic Countryside S.A.	Greece	20,23%	20,23%	20,23%	20,23%
AGET Heracles Cement Co. S.A.	Greece	—	26,00%	—	26,00%
Pella S.A.	Greece	20,89%	20,89%	20,89%	20,89%
Planet S.A.	Greece	31,18%	31,18%	31,18%	31,18%
Kariera S.A.	Greece	35,00%	35,00%	—	—
Zymi S.A.	Greece	32,00%	32,00%	—	—
Europa Insurance Co. S.A.	Greece	23,05%	23,02%	—	—
UBB AIG Insurance and Reinsurance Company	Bulgaria	53,02%	52,99%	—	—
UBB AIG Life Insurance Company	Bulgaria	53,02%	52,99%	—	—
Drujestvo za Kasova Deinost AD	Bulgaria	24,98%	—	—	—

The Group’s investment in associates as of 30 June 2007 was €74.795 (31.12.2006: €272.780) while its share of associates’ profits, net of tax for the period to 30 June 2007, was €16.675 (30 June 2006: €8.328). The Bank’s investments in associates are stated at cost less impairment (if any).

On 19 April 2007, the Bank disposed of its investment in AGET Heracles Cement Co. S.A. for a consideration of €321,6 million. The profit on sale for the Group and the Bank was €108,0 and €104,4 million respectively.

NOTE 19: Goodwill & other intangibles

The net additions to goodwill and other intangible assets during the period amounted to €36.070 whereas the net disposals and write offs amounted to € (8.206), while the corresponding figures for the Bank, excluding the Serbian branches, are €9.532 and € nil respectively.

NOTE 20: Property & equipment

The Group’s net additions to the property and equipment during the period amounted to €76.175 whereas the net disposals and write offs amounted to € (15.716).

The Bank’s net additions to the property and equipment during the period amounted to €21.977 whereas the net disposals and write offs amounted to €(7.839).

NOTE 21: Other assets

	Group		Bank
	30.06.2007	31.12.2006	30.06.2007	31.12.2006

Accrued interest and commissions	514.586	504.355	434.527	406.477
Tax prepayments and other recoverable taxes	84.033	75.069	54.815	45.847
Private equity: investees assets	126.241	126.835	—	—
Trade receivables	511.607	45.617	17.451	12.984
Assets acquired through foreclosure proceedings	128.977	115.889	73.735	76.817
Receivables from foreclosed assets disposed off	70.100	57.570	70.100	57.570
Prepaid expenses	72.091	53.795	38.328	32.085
Other	947.403	578.029	702.634	442.525
Total	2.455.038	1.557.159	1.391.590	1.074.305

Other, in other assets as at 30.06.2007, includes an amount of €237 million (2006: €84 million) relating to balances from securities transactions under settlement.

NOTE 22: Assets and liabilities held for sale and discontinued operations

The Group’s North America segment was sold following the signing of respective agreements for the sale of the two subsidiaries comprising this segment, namely Atlantic Bank of New York (ABNY) and NBG Canada to Community Bank of New York and Nova Scotia Bank respectively.

NBG Canada was sold in February 2006 while the sale of ABNY was concluded in April 2006.

Disposal of North America segment

2006
Consideration received	371.006
Less: cost of investment / net consolidated assets disposed	(250.172)
Profit on disposal	120.834

The results of the operations for the period ended 30 June 2006 have been reclassified under profit from discontinued operations and are summarised as follows:

Discontinued operations

	30.06.2007	30.06.2006
Net interest income	—	17.061
Net fee and commission income	—	1.726
Net trading income	—	(393)
Net result from investment securities	—	249
Other operating income	—	1.465
Personnel expenses	—	(7.037)
General & administrative expenses	—	(3.916)
Depreciation, amortisation and impairment charges	—	(1.351)
Impairment losses / recoveries on loans and advances	—	575
Gain on sale of discontinued operations	—	120.834
Profit before tax	—	129.213
Tax expense (inc. capital gain tax on disposal)	—	(11.139)
Profit for the reporting period from discontinued operations	—	118.074

NOTE 23: Due to banks

	Group		Bank
	30.06.2007	31.12.2006	30.06.2007	31.12.2006

Demand deposits due to credit institutions	207.733	237.499	176.653	474.185
Time deposits due to credit institutions	862.949	424.357	667.074	284.418
Interbank deposits and amounts due to ECB	2.366.181	2.422.371	2.212.093	2.155.777
Amounts due to Central Bank	6.129	5.382	5.155	5.155
Securities sold under agreements to repurchase	5.701.410	2.957.239	5.197.914	2.929.419
Other	177.769	185.590	17.686	22.509
Total	9.322.171	6.232.438	8.276.575	5.871.463

NOTE 24: Due to customers

	Group		Bank
	30.06.2007	31.12.2006	30.06.2007	31.12.2006
Deposits:
Individuals	43.880.976	41.539.928	37.604.643	36.132.788
Corporates	8.425.845	8.614.527	5.233.699	5.534.297
Government and agencies	2.354.333	2.443.183	2.287.675	2.319.867
Total deposits	54.661.154	52.597.638	45.126.017	43.986.952
Securities sold to customers under agreements to repurchase	94.557	81.762	153.210	118.742
Other	601.695	554.324	515.931	458.970
Total	55.357.406	53.233.724	45.795.158	44.564.664

Included in due to customers are deposits, which contain one or more embedded derivatives. The Group has designated these deposits as financial liabilities at fair value through profit and loss.  The net accumulated loss on these deposits as of 30 June 2007, was approximately €1.687  (2006: €4.143).

NOTE 25: Debt securities in issue

	Group
	Interest rate	30.06.2007	31.12.2006

Mortgage bonds	6,7%	21.088	21.088
Corporate bonds – fixed rate	4,7%	309.431	311.490
Corporate bonds- floating rate	5,8%	2.039	2.035
Fixed rate notes	6,8%	191.301	95.613
Floating rate notes	4,8%	1.815.376	392.470
Total		2.339.235	822.696

On 23 November 2004, Finansbank obtained a loan via a special purpose entity, which issued USD 125 million Series 2004-B fixed rate 6,1014% Notes secured on Finansbank’s Diversified Payment Rights. The notes have a five-year maturity and interest is paid quarterly, with no principal repayment for two years.

On 15 March 2005, Finansbank obtained a loan via a special purpose entity, which issued USD 500 million Series 2005-A Floating Rate Notes secured on Finansbank’s Diversified Payment Rights. The notes have a seven-year maturity and interest is paid quarterly, with no principal repayment for three years. Interest on the Series 2005-A Notes is determined as the three-month LIBOR plus 180 bps.

On 24 March 2006, Finansbank obtained a loan via a special purpose entity, which issued USD 110 million bonds with five-year maturity and USD 110 million bonds with a seven-year maturity.  Interest is paid semi-annually and it is 6,25% and 6,5% respectively.

On 22 February 2007, NBG Finance plc, a wholly owned subsidiary of the Bank, issued RON 355million Fixed Rate Notes, guaranteed by the Bank due in February 2012. The notes carry interest of 7,35%, which is paid semi-annually.

On 11 May 2007, NBG Finance plc, issued a € 1.500 million Floating Rate Note guaranteed by the Bank. The note is redeemable in May 2009. The note bears a coupon of 3month EURIBOR plus 8 bps and was priced at a re-offer spread of 11 bps. Interest is paid quarterly. The proceeds of the Note were ultimately lent to the Bank and for the Bank are included in note 26 “Other borrowed funds”.

NOTE 26: Other borrowed funds

	Group		Bank
	30.06.2007	31.12.2006	30.06.2007	31.12.2006

Subordinated notes - fixed rate	352.622	335.965	727.106	741.458
Subordinated notes – floating rate	—	749.619	995.780	1.770.616
Loans-floating rate	520.376	548.411	1.498.611	—
Loans-fixed rate	139.022	161.860	—	—
Other	385.419	401.532	—	—
Total	1.397.439	2.197.387	3.221.497	2.512.074

On 7 October 2004, Finansbank obtained a subordinated loan via a special purpose entity, which issued USD 200 million Subordinated Callable Notes, with a 10-year maturity, the proceeds of which were lent to Finansbank. Interest, paid annually, is 9% for the first five years and steps up to 11,79% thereafter and there is a repayment option at the end of the fifth year.

On 28 June 2005, NBG Finance plc, a wholly owned subsidiary of the Bank, issued JPY 30 billion Subordinated Callable Fixed Rate Notes guaranteed on a subordinated basis by the Bank due in June 2035. The notes may be redeemed at the option of the Bank in or after June 2015. The notes carry fixed rate interest of 2,755% which is payable semi-annually in arrears. The subordinated loan is carried at fair value since it has been designated as financial liability at fair value through profit and loss (amortised cost as of 30.06.2007 and 31.12.2006, €180.040 and €191.168 respectively).

On 31 March 2006, Finansbank raised TRY 300 million through a credit card secured loan, with a five-year maturity. Interest is paid quarterly and is set at 11,94%.

On 1 December 2006, Finansbank raised USD 700 million through a term loan facility in two tranches and specifically USD 479 million with a two year maturity and interest paid quarterly at LIBOR + 42,5 bps and USD 221 million with a three year maturity and interest paid quarterly at LIBOR + 60 bps.

On 25 June 2007 (the first call date), NBG Finance plc redeemed the €750 million Subordinated Callable Floating Rate Notes issued in June 2002.

Included in subordinated notes – fixed rate and subordinated notes – floating rate for the Bank are the amounts ultimately lent to the Bank under loan agreements with NBG Finance, representing the proceeds of the securities issued by NBG Funding, which are described in Note 33 “Preferred Securities”. These loans have the same terms with the securities in Note 33 but with a 30 year maturity.

Included in Loans-floating rate, is the amount lent to the Bank, under a loan agreement with NBG Finance, representing proceeds of the €1.500 million Floating Rate Note described in Note 25 “Debt Securities in issue”.

NOTE 27: Insurance related reserves & liabilities

	Group
	30.06.2007	31.12.2006
Insurance reserves
Life
Mathematical reserve	848.732	775.539
Outstanding claims reserve	39.993	35.644
Other	7.871	7.932
Property and Casualty
Unearned premia reserve	164.633	161.260
Outstanding claims reserve	360.711	364.039
Other	384	384
Insurance provisions for policies where the holders bear the investment risk (Unit linked)	419.031	388.768
Total Insurance reserves	1.841.355	1.733.566

Other Insurance liabilities
Liabilities relating to deposit administration funds (DAF)	154.725	152.557
Amounts payable to brokers, agents and sales partners	35.151	29.775
Amounts payable to reinsures	30.554	37.678
Liabilities arising from reinsurance operations	168	42
Total	2.061.953	1.953.618

The Group performs a liability adequacy test at the end of each reporting period to assess the adequacy of its insurance liabilities, which are estimated according to the provisions of local insurance law.

NOTE 28: Other liabilities

	Group		Bank
	30.06.2007	31.12.2006	30.06.2007	31.12.2006

Accrued interest and commissions	361.942	258.090	314.784	257.934
Creditors and suppliers	277.111	278.512	192.500	220.307
Amounts due to government agencies	278.015	331.609	272.474	325.291
Private equity: liabilities of investee entities	207.638	199.425	—	—
Other provisions	203.695	194.235	26.237	19.989
Taxes payable - other than income taxes	84.860	81.372	24.381	26.514
Current tax liabilities	61.941	59.324	—	—
Accrued expenses and deferred income	78.617	105.912	35.097	62.688
Payroll related accruals	22.002	64.967	8.676	32.487
Dividends payable	14.670	12.892	14.408	12.516
Other	1.550.007	831.396	850.727	637.255
Total	3.140.498	2.417.734	1.739.284	1.594.981

Other in other liabilities as at 30.06.2007 include an amount of €125 million (2006: €95 million) relating to balances from securities transactions under settlement and an amount of €591 million relating to liabilities from puttable instruments held by minority shareholders in subsidiaries.

NOTE 29: Contingent liabilities and commitments

a. Legal proceedings

The Group is a defendant in certain claims and legal actions arising in the ordinary course of business.  In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position of the Group.

b. Pending Tax audits

The tax authorities have not yet audited all subsidiaries for certain financial years and accordingly their tax obligations for those years may not be considered final.  Additional taxes and penalties may be imposed as a result of such tax audits; although the amount cannot be determined at present, it is not expected to have a material effect on Group’s net assets.  The Bank has been audited by the tax authorities up to 2004 inclusive.

c. Capital Commitments

In the normal course of business, the Group enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers.  These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees.  Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract.  Commercial letters of credit ensure payment by a bank to a third party for a customer’s foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods.  Standby letters of credit and financial guarantees are conditional commitments issued by the Group to guarantee the performance of a customer to a third party.  All of these arrangements are related to the normal lending activities of the Group.  The Group’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual notional amount of those instruments.  The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Capital Commitments

	Group		Bank
	30.06.2007	31.12.2006	30.06.2007	31.12.2006

Commitments to extend credits	26.840.778	23.407.253	15.039.705	13.861.830
Commercial letters of credit	1.245.783	1.113.620	196.479	259.746
Standby letters of credit and financial guarantees written	5.999.929	5.769.479	3.107.948	3.036.973
Total	34.086.490	30.290.352	18.344.132	17.158.549

d. Assets pledged

Assets pledged as collaterals	3.012.832	2.909.822	1.944.147	2.082.583

e. Operating lease commitments

No later than 1 year	49.060	50.705	14.987	19.200
Later than 1 year and no later than 5 years	195.389	177.787	63.165	70.801
Later than 5 years	130.449	116.683	61.584	49.300
Total	374.898	345.175	139.736	139.301

NOTE 30: Share capital, share premium and treasury shares

Share Capital

The total number of ordinary shares as at 30 June 2007 and 31 December 2006 was 475.287.219 with a nominal value of €5 per share.  The movement is summarised in the following table.

	No of shares	€’000s
At 1 January 2006	339.269.412	1.696.347
Increase of share capital	135.707.764	678.539
Share options exercised	310.043	1.550
At 31 December 2006	475.287.219	2.376.436
Movement	—	—
At 30 June 2007	475.287.219	2.376.436

Share premium

Following the share capital increase in 2006, the share premium amounts to €2.263.725.  The movement is as follows:

	2007	2006
At 1 January	2.263.725	—
Increase of share capital above par value	—	2.321.960
Share options exercised	—	5.829
Share capital issue costs net of tax	—	(64.064)
At 30 June / 31 December	2.263.725	2.263.725

Treasury shares

At 30 June 2007, certain subsidiaries of the Bank held 671.149 NBG shares as part of their investment activity representing 0,14% of the issued share capital (2006: 0,19% of the issued share capital).

	Group		Bank
	No of shares	€’000s	No of shares	€’000s
At 1 January 2006	693.960	22.680	35.000	1.085
Purchases	2.265.820	75.767	100.000	3.405
Sales	(2.077.220)	(71.621)	—	—
At 31 December 2006	882.560	26.826	135.000	4.490

Purchases	1.764.080	71.319	448.110	16.992
Sales	(1.975.491)	(78.170)	(583.110)	(21.482)
At 30 June 2007	671.149	19.975	—	—

The Bank’s Annual General Meeting of the Shareholders held on 25 May 2007, approved an own shares buy-back program pursuant to Article 16 par. 5 et seq. of Codified Law 2190/1920, providing for the purchase, by the Bank, of up to 10% of its total shares from 1 June 2007 through 24 May 2008, at a minimum price of €5 and a maximum of €60 per share.

NOTE 31: Reserves & Retained Earnings

	Group		Bank
	30.06.2007	31.12.2006	30.06.2007	31.12.2006

Statutory reserve	313.016	306.475	245.790	244.363
Available for sale securities reserve	25.495	21.809	(5.247)	(6.805)
Currency translation differences reserve	187.645	11.657	266	—
Other reserves and retained earnings	673.429	1.643.949	1.238.981	1.245.319
Total	1.199.585	1.983.890	1.479.790	1.482.877

Included in other reserves and retained earnings, as of 30 June 2007, is an amount of €(1.308) million representing the difference between the consideration paid by the Bank, after control was obtained, and the acquired minority interest in Finansbank’s net assets.

The movement in the available for sale securities reserve is as follows:

	Group		Bank
	2007	2006	2007	2006

At 1 January	21.809	42.215	(6.805)	41.139
Net gains / (losses) from changes in fair value of AFS investments	34.953	66.809	15.644	52.598
Net (gains) / losses transferred to income statement	(31.634)	(108.772)	(14.086)	(100.542)
Net additions / disposals from disposed subsidiaries and associates	367	21.330	—	—
Impairment losses on AFS investments	—	227	—	—
At 30 June/ 31 December	25.495	21.809	(5.247)	(6.805)

The movement in the currency translation reserve is as follows:

	Group
	2007	2006

At 1 January	11.657	1.782
Currency translation differences arising during the period	175.988	9.875
At 30 June/ 31 December	187.645	11.657

NOTE 32: Minority interest

	Group
	2007	2006

At 1 January	610.554	109.997
(Acquisitions) /disposals	(468.921)	421.498
Share of net profit of subsidiaries	13.460	74.617
Movement in the available for sale securities reserve	(5.418)	5.874
Foreign exchange differences	3.235	(1.432)
At 30 June/ 31 December	152.910	610.554

NOTE 33: Preferred Securities

	Group
	30.06.2007	31.12.2006

Innovative preferred securities	906.380	908.451
Non-innovative preferred securities	713.284	716.674
Total	1.619.664	1.625.125

NBG Funding Ltd, a wholly owned subsidiary of the Bank, issued the following Non – Cumulative Non Voting Preferred Securities guaranteed on a subordinated basis by the Bank:

Innovative preferred securities:

On 11 July 2003, issued €350 million Series A Floating Rate securities.  The securities are perpetual and may be redeemed by NBG Funding, in whole but not in part in July 2013 or on any dividend date falling thereafter subject to the consent of the Bank of Greece.  The preferred dividend rate is the three-month EURIBOR plus 175 bps until 11 July 2013 and EURIBOR plus 275 bps thereafter, which is paid quarterly.

On 8 November 2006, issued £375 million Series E Fixed/Floating Rate securities.  The securities are perpetual and may be redeemed by NBG Funding, in whole but not in part on November 2016 or on any dividend date falling thereafter subject to the consent of the Bank of Greece.  The preferred dividend rate for series E is fixed at a rate of 6,2889% per annum until 8 November 2016 and thereafter floating at a rate of three month LIBOR plus 2,08%.  The dividends are payable annually in arrears until 8 November 2016 and thereafter quarterly in arrears.

Non- innovative preferred securities:

On 3 November 2004, issued €350 million Series B and USD 180 million Series C Constant Maturity Swap (“CMS”) Linked securities.  The securities are perpetual and may be redeemed by NBG Funding, in whole but not in part on 3 November 2014 or any dividend date falling thereafter subject to the consent of the Bank of Greece.  The preferred dividend rate for series B is 6,25% the first year and then is determined as the 10 year EUR CMS mid swap rate plus 12,5bps reset every six months and capped at 8% paid semi-annually and for series C is 6,75% the first year and then is determined as the 10 year USD CMS mid swap rate plus 12,5bps reset every six months and capped at 8,5% paid semi-annually.

On 16 February 2005, issued €230 million Series D Constant Maturity Swap (“CMS”) Linked securities.  The securities are perpetual and may be redeemed by NBG Funding, in whole but not in part on 16 February 2015 or any dividend date falling thereafter subject to the consent of the Bank of Greece. The preferred dividend rate for series D is 6% until 16 February 2010 and thereafter is determined as the difference of 10-year EUR CMS mid swap rate minus the 2-year mid swap rate multiplied by four subject to a minimum rate of 3,25% and capped at 10% paid annually.

The proceeds of the instruments issued by NBG Funding were lent to NBG Finance through Eurobond issues and ultimately lent to the Bank under loan agreements with the same terms as each one of the instruments referred to above but with a 30 year maturity.  For the Bank, these loans are included in Note 26 “Other borrowed funds”.

NOTE 34: Dividend per share

The Bank’s annual ordinary general meeting of its shareholders held on 25 May 2007 approved the payment of a €1 dividend per share for the financial year 2006.  Entitled to the dividend were the holders of Bank’s shares as at the closing of the Athens Exchange session of 31 May 2007.  As of 1 June 2007, the Bank’s shares are traded ex-2006 dividend.  The dividend was paid in full on 11 June 2007.

NOTE 35: Cash and cash equivalents

	Group		Bank
	30.06.2007	30.06.2006	30.06.2007	30.06.2006

Cash and balances with central banks	1.367.658	1.901.563	856.086	1.740.178
Treasury bills	55.318	124.921	636	88.662
Due from banks	2.545.878	2.565.044	2.400.669	2.392.583
Trading securities	1.368	1.105	—	—
Investment securities	11.777	—	—	—
Total	3.981.999	4.592.633	3.257.391	4.221.423

For the purposes of the cash flow statement, cash and cash equivalents consist of the above balances with less than three months maturity from the acquisition date.

NOTE 36: Related party transactions

The nature of the related party relationships for those related parties with whom the Group entered into significant transactions or had significant balances outstanding at 30 June 2007 and 31 December 2006 are presented below.  Transactions were entered into with related parties during the course of business at market rates.

a. Transactions with members of the Board of Directors and management

The Group and the Bank entered into banking transactions with members of the Board of Directors, the General Managers and the Assistant General Managers of the Bank and the members of the Board of Directors and key management of the other Group companies, as well as with the close members of family and entities controlled or jointly controlled by those persons, in the normal course of business.  The list of the members of the Board of Directors of the Bank is shown under Note 1 General Information.  As at 30 June 2007, loans, deposits, other payables and letters of guarantee, at Group level, amounted to €31 million, €148 million, €4 million and €14 million respectively (2006: €34 million, €315 million, €4 million and €26 million respectively), whereas the corresponding figures, at the Bank level, amounted to €3 million, €3 million, €NIL and €NIL respectively (2006: €2,8 million, €2,7 million, €NIL and €NIL respectively).  Total compensation to related parties amounted to €11,5 million (30 June 2006: €8 million) for the Group, and to €2,6 million (30 June 2006: €3,7 million) for the Bank.  Compensation includes salaries, bonuses and other short-term benefits, post employment and other long-term benefits as well as termination benefits

b. Other related party transactions

Transactions and balances between the Bank, its subsidiaries and associated companies are set out in the table below.  At a Group level, only transactions with associated companies are included, as transactions and balances with subsidiaries are eliminated on consolidation.

Transactions with subsidiaries and associate companies

	Group		Bank
	30.06.2007	31.12.2006	30.06.2007	31.12.2006

Assets
Loans and advances to customers	51.890	54.325	2.655.183	2.652.177

Liabilities
Due to customers	24.899	45.561	4.445.666	3.740.040

Letters of guarantee, contingent liabilities and other off balance sheet accounts	41.429	46.798	96.015	83.375

Income Statement
Interest and commission income	1.518	3.758	73.287	103.129
Interest and commission expense	3.448	5.646	128.654	208.069

NOTE 37: Acquisitions, disposals & other capital transactions

1.Acquisitions and disposals

On 19 October 2006 NBG and the shareholders of P&K Investment Services SA signed an SPA, whereby NBG will acquire 100% of P&K Investment Services SA.  The consideration agreed upon amounted to €48,7 million.  The main part of the consideration (€43,9 million) was paid to the sellers upon closing.  The remaining part will be released to the sellers three years after the acquisition, based on certain conditions including the attainment of key targets set out in the pre-agreed business plan. The transaction was concluded on 21 March 2007, after obtaining all regulatory approvals.

The Balance Sheet as at the acquisition date based on the provisionally determined fair values is as follows:

31.03.2007
Cash and balances with banks	111.378
Trading and investment securities at fair value	5.108
Loans and advances to customers (net)	17.442
Fixed and Intangible Assets	1.182
Other assets	158.328
Total Assets	293.438

Due to customers	95.835
Debt securities in issue	6.844
Other liabilities	160.400
Total liabilities	263.079

Net assets as at 31.03.2007	30.359
% acquired	100%
Net assets acquired	30.359
Consideration agreed	48.873
Goodwill recognized	18.514

Cash and cash equivalents acquired were €12,9 million and include cash and balances from banks and trading securities.

From 8 January up to 29 January 2007, the Bank acquired via the Mandatory Tender Offer 543.009.814 packs of 10 shares of Finansbank (43.44% of its share capital) for a consideration of € 1.733 million.  Following the Tender Offer, the Bank’s participation in Finansbank’s share capital increased to 89,44% (excluding put and call arrangements).

From 1 February up to 30 June 2007, the Bank acquired 2.731.704 packs of 10 shares of Finansbank for a consideration of €8,5 million.  The goodwill arisen from the above acquisitions, amounted to € 1.277 million, was accounted for as described in Note 2.3 to the annual financial statements for the year ended 31 December 2006.

On 24 January 2007, the Bank (Seller) and the International Finance Corporation (IFC) signed an agreement by which IFC would acquire Finansbank shares, up to 5% of its share capital, after the completion of the Mandatory Tender Offer.  The agreement is subject to put and call options, for a period of seven-years.  The accounting treatment followed for the put option reflects the Group accounting policy as described in Note 2.3 to the annual financial statements for the year ended 31 December 2006.  The price per share received from the IFC was determined to be the price per share paid by the Bank to the Finansbank shareholders during the Mandatory Tender Offer.  The above transaction was concluded on 5 April, 2007.

On 19 April 2007 the Bank signed an agreement for the sale of its minority shareholding in AGET Heracles to majority shareholders Lafarge Group.  Pursuant to this agreement, the Bank sold 18.480.899 shares, representing 26% of the share capital of AGET Heracles.  This sale is consistent with the stated strategy of the Bank to focus on its core banking activities and exit from its non-financial participations.  The sale price has been agreed at €17,40 per share, or €321,6 million in total and was in line with the average closing price of the last 30 trading days preceding the transaction.

On 10 May 2007, P&K Investment Services SA, sold its subsidiary P&K Mutual Fund Management SA to Millennium Bank A.E for €1,68 million.

On 30 May 2007, the Bank acquired from TBIF Financial Services BV, the 100% of the share capital of the TBI Lizing d.o.o, a leasing company in Serbia, for the amount of €2,5 million.

2.Other

On 25 January 2007, the Boards of Directors of the Bank and National Management & Organization Co (Ethnokarta) decided the merger of the two companies through absorption of the latter by the Bank.  The date of the Merger Balance Sheets has been set as 31 March 2007.  The Bank holds 100% of National Management & Organization Co (Ethnokarta) shares and therefore the Bank’s share capital will not increase following the completion of the merger.

Within February 2007, Serbian branches of the Bank became a subsidiary under the name NBG A.D. Beograd.

On 15 March 2007, the Boards of Directors of the Bank and NBG Venture Capital SA, a wholly owned subsidiary of the Bank, announced the draft agreement for the divestment of the warehousing section of the Bank and the transfer of the section, through absorption, to the latter according to the Divestment Balance Sheet as at March 13, 2007.  The NBG Venture Capital SA will increase its share capital by €109.492.401 with the issuance of 37.369.420 new shares with a nominal value of €2,93 each.  The divestment was approved by the Annual Ordinary General Meeting of the Bank on the 25 May 2007.

On 16 May 2007, Finansbank, following application to the General Directorate of Insurance, received permission to establish Finans Emeklilik ve Hayat A.S. as the main shareholder.  The new company will complete its organisational preparations and obtain a licence to conduct life, personal accident and pension business, and is expected to commence operations shortly. The share capital of the company amounts to TRY 20 million.

On 18 May 2007, the Board of Directors of Finansbank decided to increase the share capital of the Bank to TRY 1.400 million from TRY 1.250 million through capitalisation of profits and reserves.  The increase was completed on 9 July 2007.

On 24 and 22 May 2007, the Boards of Directors of the National Securities SA and P&K Securities SA respectively, decided the merger of the two companies through absorption of the latter by the first.  The date of the Merger Balance Sheets has been set the 31 May 2007.

On 20 June 2007, S.C. Garanta Asigurari SA merged with NBG Asigurari SA, through absorption of latter by the first.

NOTE 38: Group Companies

		Group %		Bank %
		30.06.2007	31.12.2006	30.06.2007	31.12.2006

National Securities S.A.	Greece	100,00%	100,00%	100,00%	100,00%
Ethniki Kefalaiou S.A.	Greece	100,00%	100,00%	100,00%	100,00%
Diethniki Mutual Fund Management S.A.	Greece	100,00%	100,00%	81,00%	81,00%
National Management & Organization Co SA – ETHNOKARTA	Greece	—	100,00%	—	100,00%
Ethniki Leasing S.A	Greece	100,00%	100,00%	93,33%	93,33%
National Mutual Fund Management S.A.	Greece	100,00%	100,00%	100,00%	100,00%
NBG Venture Capital S.A	Greece	100,00%	100,00%	100,00%	—
NBG Greek Fund Ltd.	Cyprus	100,00%	100,00%	100,00%	100,00%
ETEBA Emerging Markets Fund Ltd.	Cyprus	100,00%	100,00%	100,00%	100,00%
ETEBA Estate Fund Ltd	Cyprus	100,00%	100,00%	100,00%	100,00%
ETEBA Venture Capital Management Co Ltd	Cyprus	100,00%	100,00%	100,00%	100,00%
NBG Bancassurance S.A.	Greece	100,00%	100,00%	99,70%	99,70%
S.A.B.A.	S. Africa	99,50%	99,50%	91,43%	91,43%
NBG Cyprus Ltd	Cyprus	100,00%	100,00%	100,00%	100,00%
National Securities Co (Cyprus) Ltd	Cyprus	100,00%	100,00%	—	—
NBG Management Services Ltd.	Cyprus	100,00%	100,00%	100,00%	100,00%
Stopanska Banka A.D-Skopje(*)	FYROM	94,64%	92,25%	94,64%	92,25%
United Bulgarian Bank AD-Sofia (UBB)	Bulgaria	99,91%	99,91%	99,91%	99,91%
UBB Asset Management	Bulgaria	99,92%	99,92%	—	—
UBB Insurance Broker	Bulgaria	95,30%	—	—	—
NBG International Ltd	United Kingdom	100,00%	100,00%	100,00%	100,00%
NBG International Inc. (NY)	U.S.A.	100,00%	100,00%	—	—
NBGI Private Equity Ltd.	United Kingdom	100,00%	100,00%	—	—
NBG Finance plc	United Kingdom	100,00%	100,00%	100,00%	100,00%
Interlease E.A.D.	Bulgaria	100,00%	100,00%	100,00%	100,00%
ETEBA Bulgaria A.D.	Bulgaria	100,00%	100,00%	92,00%	92,00%
ETEBA Romania S.A	Romania	100,00%	100,00%	100,00%	100,00%
NBG Luxembourg Holding S.A.	Luxembourg	100,00%	100,00%	94,67%	94,67%
NBG Luxfinance Holding S.A.	Luxembourg	100,00%	100,00%	94,67%	94,67%
Innovative Ventures S.A (I-Ven)	Greece	100,00%	100,00%	—	—
NBG Funding Ltd	United Kingdom	100,00%	100,00%	100,00%	100,00%
Banca Romaneasca S.A(*)	Romania	98,88%	98,88%	98,88%	98,88%
Ethniki Hellenic General Insurance	Greece	76,85%	76,74%	76,85%	76,74%
ASTIR Palace Vouliagmenis S.A	Greece	78,06%	78,06%	78,06%	78,06%
Grand Hotel Summer Palace S.A	Greece	100,00%	100,00%	100,00%	100,00%
NBG Training Center S.A	Greece	100,00%	100,00%	100,00%	100,00%
Ethnodata S.A.	Greece	100,00%	100,00%	100,00%	98,41%
KADMOS S.A.	Greece	100,00%	100,00%	100,00%	100,00%
DIONYSOS S.A	Greece	99,91%	99,91%	99,91%	99,91%
EKTENEPOL Construction Company S.A.	Greece	100,00%	100,00%	100,00%	100,00%
Mortgage, Touristic PROTYPOS S.A	Greece	100,00%	100,00%	100,00%	100,00%
Hellenic Touristic Constructions	Greece	77,76%	77,76%	77,76%	77,76%
Ethnoplan S.A	Greece	100,00%	100,00%	—	—
Ethniki Ktimatikis Ekmetalefsis S.A.	Greece	100,00%	100,00%	100,00%	100,00%
NBGI Private Equity Funds	United Kingdom	100,00%	100,00%	—	—
NBG International Holdings BV	Netherlands	100,00%	100,00%	100,00%	100,00%
Eurial Leasing SRL	Romania	70,00%	70,00%	70,00%	70,00%
Ethniki Insurance (Cyprus) Ltd	Cyprus	79,37%	79,27%	—	—
Ethniki General Insurance (Cyprus) Ltd	Cyprus	79,37%	79,27%	—	—
S.C. Garanta Asigurari S.A.	Romania	72,98%	71,57%	—	—
Audatex Hellas SA	Greece	53,79%	53,72%	—	—
National Insurance Brokerage SA	Greece	73,01%	72,90%	—	—
NBG Asigurari S.A.	Romania	—	76,73%	—	—
Finansbank SA(*)	Turkey	99,34%	55,68%	91,44%	55,68%
Finansbank Malta Holdings Ltd (*)	Malta	99,34%	55,68%	—	—
Finansbank Malta Ltd (*)	Malta	99,34%	55,68%	—	—
Finans Leasing(*)	Turkey	61,41%	35,55%	2,55%	—
Finans Invest(*)	Turkey	99,25%	55,72%	0,20%	—
Finans Portfolio Management(*)	Turkey	99,24%	55,73%	0,01%	—
Finans Investment Trust(*)	Turkey	80,79%	47,61%	5,30%	—
IB Tech(*)	Turkey	98,35%	55,12%	—	—
Vojvodjanska Banka A.D Novisad	Serbia	99,43%	99,43%	99,43%	99,43%
P&K Investment Services SA	Greece	100%	—	100,00%	—
P&K Securities SA	Greece	100%	—	100,00%	—
NBG A.D Beograd	Serbia	100%	—	100,00%	—
NBG Leasing d.o.o Belgrade	Serbia	100%	—	100,00%	—

(*)  % of participation includes the effect of put and call option agreements

NOTE 39: Post balance sheet events

On 27 August 2007, due to recent fires especially in Peloponnesus and Evia, the Bank decided to donate the total amount of €50 million as follows: a) €25 million will be deposited to the State Special Fund to cover the immediate needs of the residents affected from fires, b) an additional amount of €25 million to finance supplementary activities to those that the Greek State will undertake for the family members of the fire-victims and restoration of the civil areas and the environment.  €1 million of this amount will be remitted immediately to 20 municipalities.

NOTE 40: Foreign exchange rates

		Fixing	Average
FROM	TO	30.06.2007	1.1- 30.06.2007

ALL	EUR	0.00821	0.00835
BGN	EUR	0.51130	0.51341
CYP	EUR	1.71321	1.72631
EGP	EUR	0.12912	0.13443
GBP	EUR	1.48368	1.48247
MKD	EUR	0.01635	0.01676
RON	EUR	0.31908	0.30128
TRY	EUR	0.56370	0.55022
USD	EUR	0.74047	0.75261
RSD	EUR	0.01265	0.01291
ZAR	EUR	0.10468	0.10513

NOTE 41: Reclassifications

Certain amounts in prior periods have been reclassified to conform to the current presentation

Income Statement

	Group			Bank
	31.03.2007			31.03.2007
€ 000’s	As restated	As previously reported	Reclassified	As restated	As previously reported	Reclassified

Interest & similar income	1.333.130	1.333.130	—	823.927	823.927	—
Interest expense & similar charges	(624.908)	(628.532)	3.624	(394.436)	(398.060)	3.624
Net interest income	708.222	704.598	3.624	429.491	425.867	3.624

Depreciation, amortisation & impairment charges of fixed assets	(32.427)	(38.606)	6.179	(14.901)	(14.901)	—
Amortisation of intangible assets recognised on business combinations	(6.179)	—	(6.179)	—	—	—
Finance charge on put options of minority interests	(3.624)	—	(3.624)	(3.624)	—	(3.624)

Income Statement

	Group			Bank
	30.06.2006			30.06.2006
€ 000’s	As restated	As previously reported	Reclassified	As restated	As previously reported	Reclassified

Fee and commission income	249.881	255.422	(5.541)	159.400	164.941	(5.541)
Net fee and commission income	232.453	237.994	(5.541)	130.988	136.529	(5.541)
Net other operating income	99.135	93.594	5.541	36.740	31.199	5.541
Total operating income	1.341.549	1.341.549	—	1.054.096	1.054.096	—

General, administrative expenses & other operating expenses	(182.592)	(167.235)	(15.357)	(108.402)	(99.706)	(8.696)
Other operating expenses	—	(15.357)	15.357	—	(8.696)	8.696

Income Statement

	Group			Bank
	1.4-30.06.2006			1.4-30.06.2006
		As previously			As previously
€ 000’s	As restated	reported	Reclassified	As restated	reported	Reclassified

Fee and commission income	125.019	127.707	(2.688)	81.155	83.843	(2.688)
Net fee and commission income	117.635	120.323	(2.688)	67.161	69.849	(2.688)
Other operating income (net)	45.293	42.605	2.688	22.496	19.808	2.688
Total operating income	658.858	658.858	—	500.954	500.954	—

General, administrative expenses & other operating expenses	(97.859)	(90.961)	(6.898)	(59.016)	(54.195)	(4.821)
Other operating expenses	—	(6.898)	6.898	—	(4.821)	4.821

Balance Sheet

	Group			Bank
	31.12.2006			31.12.2006
€ 000’s	As restated	As previously reported	Reclassified	As restated	As previously reported	Reclassified
Other assets	1.557.159	1.718.252	(161.093)	1.074.305	1.235.398	(161.093)
Total assets	76.408.559	76.569.652	(161.093)	61.145.069	61.306.162	(161.093)

Other liabilities	2.417.734	2.578.827	(161.093)	1.594.981	1.756.074	(161.093)
Total liabilities	67.575.655	67.736.748	(161.093)	55.026.521	55.187.614	(161.093)

Cash Flow Statement

	Group			Bank
	30.06.2006			30.06.2006
€ 000’s	As restated	As previously reported	Reclassified	As restated	As previously reported	Reclassified
Cash flows from operating activities
Profit for the period from continuing operations	437.599	437.599	—	380.781	380.781	—
Non-cash items included in profit and other adjustments	153.284	124.122	29.162	82.353	81.576	777
Net (increase) / decrease in operating assets	1.498.399	1.498.399	—	2.261.019	2.261.019	—
Net increase / (decrease) in operating liabilities	(341)	28.821	(29.162)	(354.669)	(353.892)	(777)
Net cash flow from/(used in) operating activities from continuing operations	2.088.941	2.088.941	—	2.369.484	2.369.484	—

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date : 30th August, 2007
Chairman - Chief Executive Officer